SECURITIES AND EXCHANGE COMMISSION
                               WASHINGTON DC 20549


                                    FORM 6-K

                            Report of Foreign Issuer

                      Pursuant to rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                                File No. 0-17140

                          For the month of March 2008

                                   Tomkins plc

                 (Translation of registrant's name into English)

                   East Putney House, 84 Upper Richmond Road,
                         London SW15 2ST, United Kingdom
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

                    Form 20-F...X..... Form 40-F........

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                           Yes....... No...X....



Exhibit Index

Exhibit No. 1

1.  Safe Harbour Statement

2.  Final Results



Exhibit 1

This document may contain "forward-looking statements" within the meaning of
Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934 (the "Exchange Act"). When used in this document, the words "anticipate", "believe", "estimate", "assume", "could", "should", "expect" and similar expressions, as they relate to Tomkins or its management, are intended to identify such forward-looking statements. Such statements are based on management's good faith assumptions, anticipations, expectations and forecasts concerning Tomkins' future business plans, products, services, financial results, performance and future events and on information relevant to our businesses, industries and operating environments. Such forward-looking statements are subject to certain risks and uncertainties that could cause the actual results, performance or achievements of Tomkins to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements. Such risks and uncertainties, include, among others, adverse changes or uncertainties in general economic conditions in the markets we serve, changes in laws or regulatory developments adverse to us (including environmental-related laws or regulations), difficulties we may face in maintaining necessary licenses or other governmental approvals, changes in the competitive position or introduction of new competitors or new competitive products, reduced demand for our products, loss of key customers or lack of acceptance of new products or services by Tomkins' targeted customers, difficulties in controlling our costs in correlation with the prices charged to our customers, increases in the cost of raw materials, difficulties in obtaining sufficient levels of supplies or equipment in a timely or cost-effective manner, loss of key distributors, product liability claims, inability to preserve proprietary interests in intellectual property, changes in business strategy, any management level or large-scale employee turnover, any major disruption in production at our key facilities, difficulties in raising sufficient capital on favourable terms, adverse changes in foreign exchange rates, embargoes, acts of terrorism or war, and various other factors. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein. For more discussion of the risks affecting us, please refer to Item 3.D. in our latest Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission.

These forward-looking statements represent our view only as of the date they are made, and we disclaim any obligation to update forward-looking statements contained herein, except as may be otherwise required by law.







2007 Preliminary Results Announcement

1.  KEY POINTS

* Sales from continuing operations were GBP2,941.9 million (2006: GBP3,133.8 million)

* Adjusted operating profit(1) from continuing operations was GBP264.7 million (2006: GBP295.8 million)

* Operating margin(2) was 9.0 per cent (2006: 9.4 per cent)

* Profit before tax was GBP262.6 million (2006: GBP244.7 million)

* Diluted earnings per share from continuing operations were 20.45 pence (2006: 22.98 pence)

* Final dividend of 8.57 pence, resulting in a full year dividend of 13.89 pence (2006: 13.89 pence)

* Operating cash flow(3) was GBP220.8 million (2006: GBP219.0 million)

* Net debt was GBP296.8 million (2006: GBP403.0 million, excluding outstanding preference shares)

* Completed disposal of Lasco Fittings, Trico Wiper Systems and Dearborn
  Mid-West

* Priorities: driving top-line growth, improving margins, managing the balance sheet and reshaping portfolio

* Acceleration of performance improvement initiatives

* Share repurchase programme to be used as appropriate

(1) Adjusted operating profit represents operating profit from continuing operations before restructuring initiatives and the amortisation of intangible assets arising on acquisition. Wiper Systems is classified as a discontinued operation.
(2)  Based on adjusted operating profit.
(3) Operating cash flow is cash generated from operations less net capital expenditure.

David Newlands, Chairman, commented:
"Tomkins' performance in 2007 reflected the result of management actions to mitigate economic weakness across a number of the Company's markets, to enhance the portfolio of the Group and to drive for growth through developing both attractive new products and our presence in emerging markets. These actions are reflected in the robust margin performance in our key businesses and strong cash flow. As a result we have declared a maintained final dividend of 8.57 pence per share. Going forward, the Board expects further progress in delivering the Group's strategy in 2008."

James Nicol, Chief Executive Officer, commented:
"I am encouraged that our moves to diversify our end markets enabled us to maintain a strong operating margin in 2007 and generate good operating cash flow. We have expanded our businesses in the developing regions of the world, such as Asia and Eastern Europe, and our global industrial and automotive aftermarket businesses generated good top line growth. On the automotive OE side we have expanded in Asia through contract wins with Chery, Hyundai, Nissan and Tata. In the commercial construction area, we have made two bolt-on acquisitions in India to capitalise on the infrastructure build in this region and the Middle East. We have also completed the disposal of three non-core businesses in 2007, further improving the quality of our portfolio of businesses.

We are accelerating our performance improvement initiatives and they will help us to significantly improve our cost base over a three-year period. In addition, the Group is focused on driving growth through expansion in emerging markets and through product development. Overall Tomkins is committed to managing its businesses vigorously to improve performance."


Investors:                                          Media:
Nina Delangle                                       Rollo Head/ Robin Walker
Tomkins Corporate Communications                    Finsbury
Tel +44 (0)20 8877 5153                             Tel +44 (0)20 7251 3801
ir@tomkins.co.uk                                    rollo.head@finsbury.com

The video webcast and presentation slides for this results announcement can be downloaded from the Tomkins corporate website on http://www.tomkins.co.uk


2. SUMMARY GROUP PERFORMANCE

================================================================================
Continuing Operations           Fourth quarter (Unaudited)            Year
================================================================================
GBP million                            2007           2006      2007      2006
================================================================================
Sales                                 687.5          713.3   2,941.9   3,133.8
--------------------------------------------------------------------------------
EBITDA(1)                                                      379.7     413.9
--------------------------------------------------------------------------------
EBITDA margin(1)                                                12.9%     13.2%
--------------------------------------------------------------------------------
Adjusted operating profit (2)          56.6           60.2     264.7     295.8
Restructuring costs                    (8.2)          (0.5)    (13.8)    (13.0)
(Loss)/gain on disposal and
exit of businesses                     13.2            0.1      45.7       3.1
Amortisation of intangible
assets arising on acquisition          (0.9)          (0.8)     (3.6)     (2.7)
--------------------------------------------------------------------------------
Operating profit                       60.7           59.0     293.0     283.2
--------------------------------------------------------------------------------
Operating margin(3)                     8.2%           8.4%      9.0%      9.4%
--------------------------------------------------------------------------------
Profit before tax                      53.9           49.3     262.6     244.7
Tax                                    (5.2)           9.1     (69.9)    (35.8)
--------------------------------------------------------------------------------
Profit after tax                       48.7           58.4     192.7     208.9
--------------------------------------------------------------------------------
Basic earnings per share
(continuing operations)                5.08p          6.53p    20.71p    23.57p
--------------------------------------------------------------------------------
Diluted earnings per share
(continuing operations)                5.06p          6.42p    20.45p    22.98p
--------------------------------------------------------------------------------
Basic earnings per share (Group)       5.16p          5.98p    16.88p    22.18p
--------------------------------------------------------------------------------
Diluted earnings per share (Group)     5.14p          5.89p    16.68p    21.67p
--------------------------------------------------------------------------------
Operating cash flow                                            220.8     219.0
--------------------------------------------------------------------------------
Net Debt (excluding preference shares)                        (296.8)   (403.0)
--------------------------------------------------------------------------------
Return on average net operating assets (3)                      25.2%     28.6%
================================================================================

(1) Earnings before interest, tax, depreciation and amortisation "EBITDA" is stated before restructuring initiatives
(2) Before restructuring initiatives and amortisation of intangible assets arising on acquisition.
(3) Based on adjusted operating profit.

Note:Approximately 59 per cent of the Group's continuing sales arise in the US.
     The results and cash flows of the Group's US operations are translated into sterling at the average exchange rate for the period of GBP1=$2.04 for Q4 2007 (Q4 2006: GBP1=$1.91) and GBP1=$2.00 for FY 2007 (FY 2006:
     GBP1=$1.83) and their assets and liabilities as at 29 December 2007 were translated into sterling at the closing exchange rate of GBP1=$1.99
     (30 December 2006: GBP1=$1.96).

Sales from  continuing  operations for the year were  GBP2,941.9  million (2006:
GBP3,133.8 million) and adjusted profit from continuing operations, which excludes restructuring initiatives and the amortisation of intangible assets arising on acquisition, was GBP264.7 million (2006: GBP295.8 million). The operating profit margin based on adjusted profit from continuing operations was
9.0 per cent for the year (2006: 9.4 per cent).

The US dollar weakened further against sterling during the year. The translation effect lowered reported Group sales by 6.1% or GBP191.9 million and adjusted operating profit by 6.5% or GBP19.3 million.

Operating cash flow from total operations in 2007 was higher at GBP220.8 million (2006: GBP219.0 million). Net debt reduced to GBP296.8 million (2006: GBP403.0 million, excluding the remaining preference shares).

Wiper Systems, which was sold during the year, is classified as a discontinued operation since it represents a separate major line of business. Lasco Fittings and Dearborn Mid-West, which were also disposed of during the year, contributed combined sales of GBP88.6 million and adjusted operating profit of GBP5.9 million in 2007 to continuing operations. Sales and adjusted operating profit in 2007 adjusted to exclude these two businesses, would have been GBP2,853.3 million and GBP258.8 million respectively. The restated operating margin would have been 9.1%.

The Board has recommended a final dividend of 8.57 pence per ordinary share, which together with the interim dividend of 5.32 pence paid on 15 November 2007, maintains the dividend at 13.89 pence per share.

Subject to approval by shareholders at the Annual General Meeting on 1 May 2008, the final dividend will be paid on 15 May 2008 to ordinary shareholders on the register as at the close of business on 18 April 2008.


Future Reporting
The Board has decided to present the Group's financial statements in US dollars under IFRS with effect from the beginning of 2008. Around 60 per cent of the Group's sales originate in the US and reporting in US dollars will therefore provide a better reflection of the underlying performance of our businesses. The move to US dollar reporting also allows the Group to align its external reporting with its internal reporting, which is US dollar based, thereby simplifying and improving the efficiency of our internal processes.

Subject to approval by shareholders at the 2008 Annual General Meeting, we intend to redenominate the ordinary share capital of the Company from sterling to US dollars. Details of the proposal to redenominate the Company's ordinary share capital will be set out in the notice of the Annual General Meeting circulated separately to shareholders. If the proposal to redenominate the shares is approved, the 2007 final dividend will be the last to be declared and paid in sterling. Subsequent to the redenomination, dividends would be declared and paid in US dollars, although, unless they elect otherwise, UK shareholders would continue to receive dividends in sterling. The US dollar equivalent of the 2007 dividend of 13.89 pence per share at the year end exchange rate (GBP1= US$1.99) would have been US cents 27.64 per share.

The Company's ordinary shares will remain listed on the London Stock Exchange, where they will continue to be quoted in sterling. The Company will remain listed on the New York Stock Exchange with its American Depositary Receipts quoted in US dollars. The Company will continue to have its headquarters in the UK.

Following changes in the rules of the European Transparency Directive, which have been adopted by the UK Listing Authority, Tomkins will in future publish Interim Management Statements. We will therefore cease to report on a quarterly basis and publish our first Interim Management Statement on the day of our Annual General Meeting. Interim Management Statements will provide shareholders with detail on the performance of the business. The Board believes that these changes are consistent with its aim to reduce, where possible, the complexity of the Group's financial reporting and focus on those matters that are of significance to investors.


Senior Management Changes
During 2007 we announced three new senior management appointments. On 1 October 2007, John Zimmerman was appointed Group Finance Director. Earlier in the year, Richard Bell and Terry O'Halloran were appointed to the roles of Chief Operating Officer - Industrial & Automotive and Chief Operating Officer - Building Products, respectively, thereby further simplifying the structure and management of the Group.


Group Priorities
Some of our end-markets remain challenging, however the Board remains optimistic regarding the Group's prospects. The Board has set out key priorities for management to pursue with greater focus going forward namely; (i) Driving top-line growth; (ii) Managing the cost base to improve margins; (iii) Managing the balance sheet; and (iv) Reshaping the portfolio.

Driving top-line growth
Our growth strategy encompasses three main elements, which are organic growth through product development based on innovation and technology, geographic expansion into high-growth developing regions and strategic bolt-on acquisitions.

Product development efforts in the Industrial and Automotive group are focused on addressing a number of critical environmental protection applications including fuel economy and emissions. Examples of our "green" automotive products, which individually contribute anywhere between 1 per cent and 7 per cent fuel efficiency savings, include six-speed automatic carriers, E3TM two-speed accessory drive systems, variable vane oil pumps, remote tyre pressure monitoring systems and electro-mechanical drive (EMD) mild hybrid systems. Additionally, we are expanding the proven sensing capabilities of our Schrader Electronics business into new niche industrial and automotive applications.

Product development efforts in our Building Products group are also focused on environmental protection or "green building" applications. Examples of our products with environmental applications include energy recovery ventilators, control dampers and economisers.

We continued to expand our presence in high growth regions of China, India, Eastern Europe and South America. It is our aim to manufacture for these growing markets locally, whilst supplying some of our traditional markets from this lower-cost manufacturing base. We made good progress during 2007 with sales to China up by 37.3 per cent, India up by 32.4 per cent, Eastern Europe up by 25.5 per cent and South America up by 16.6 per cent. Since 2002, we have opened seven new facilities in China, four new facilities in India and three new facilities in Eastern Europe. In total over 20 per cent of our manufacturing facilities are currently in low cost countries.

In 2007, we maintained our pricing discipline on acquisitions and made progress with our stated strategy of bolt-on acquisitions. We acquired Swindon Silicon Systems during the third quarter as a bolt-on acquisition to Schrader Electronics. We have also recently completed two small, but meaningful bolt-on acquisitions for our ASC business in India in the commercial HVAC sector to capitalise on the infrastructure build in this region and the Middle East. We entered into a joint venture with Caryaire, a leading Indian manufacturer and distributor of HVAC products and, following the year end, we acquired a controlling interest in Rolastar, an Indian duct profile manufacturer, further bolstering our presence in this high-growth market. The integration of these recent acquisitions is progressing according to plan.

Managing the cost base and improving margins
Since 2002, lean initiatives have been implemented across all of our manufacturing facilities. The focus has been on the elimination of waste, better utilisation of materials and floor space and the improvement of manufacturing processes. Lean initiatives save substantial costs every year, enabling us to maintain our margins and competitiveness and to reduce our capital expenditures.

We continue to focus on improving the overall effectiveness and efficiency of our supply chain management processes through a Group strategic sourcing initiative. Key priorities include leveraging our Group procurement volumes and increasing the amount sourced from low cost countries. To help facilitate this initiative, central procurement offices have been established in both China and India.

We undertook a number of self-help actions in 2007 in order to reduce our cost base in light of difficult end markets. We reduced headcount across the Group in 2007 and also accelerated our strategic manufacturing initiatives in our residential building products businesses by rationalising four plants.

We have recently initiated an acceleration of our existing restructuring initiatives to address our cost base, improve our competitiveness and increase our operating margins. This is a three-year programme that builds on our existing initiatives and should provide incremental benefits above the Company's previous plans. Detailed plans have been put in place, which include outsourcing and off-shoring of central functions such as IT to low cost countries, the stepping up of existing restructuring initiatives, low cost country sourcing, and the expansion of pricing initiatives.

This programme is aimed at maximising efficiency across the Group over the next three years. Because of the outsourcing and off-shoring of central functions such as IT, restructuring costs are expected to increase to around GBP20 million ($40 million) in 2008, reducing to a historical run rate of around GBP15 million ($30 million) per annum in 2009 and 2010. Through this programme, we have identified the opportunity to capture approximately US$100 million of annual performance improvements by 2010.

Managing the balance sheet
We continue to focus on all aspects of cash flow and capital allocation including acquisitions, capital expenditure and working capital, generating a strong operating cash flow. Our objective is to be cash flow positive after interest, tax and dividends. We have recently implemented a Group-wide initiative aimed at reducing our investment in working capital and in addition, have continued to liquidate unproductive real estate assets. In 2007 we sold two properties, generating GBP12.7 million of cash.

We will also manage the efficiency of our balance sheet. It is our intention to maintain a strong balance sheet and our investment grade debt rating. The Board has decided that it will consider utilising an on-market share repurchase programme for between 5 and 10 per cent of the issued share capital of the Company. We will remain flexible in relation to the timing and amount of the share repurchases, taking into account Tomkins' share price, balance sheet and cash flow, and any opportunities that might arise to make strategic bolt-on acquisitions.

Reshaping the portfolio
Since 2002 we have sold 18 businesses, refocusing the Group and improving the overall quality of our assets. During 2006 we announced our intention to dispose of a further four non-core businesses. In 2007 we successfully completed the sale of Lasco Fittings, Trico Wiper Systems and Dearborn Mid-West and we are now progressing towards the sale of Stant and Standard Thomson.

Outlook
The outlook for a number of the Group's end markets, particularly in North America, remains challenging. The management team continues to be focused on protecting profitability and generating cash through tightening costs, headcount adjustments and reducing capital expenditure where appropriate. The acceleration of our performance improvement initiatives will help us to significantly improve our cost base over a three-year period. In addition, the Group is focused on driving growth through expansion in emerging markets and through product development. Overall, Tomkins is committed to managing its businesses vigorously to improve performance.


3. OPERATING AND FINANCIAL REVIEW

3.1 Operating review

Industrial & Automotive
-----------------------

================================================================================
Continuing Operations           Fourth quarter (Unaudited)           Year
================================================================================
GBP million                            2007         2006        2007      2006
                                  GBP=$2.04    GBP=$1.91   GBP=$2.00 GBP=$1.83
================================================================================
Sales:
Power Transmission                    250.4        240.7     1,031.2   1,009.6
Fluid Power                            90.1         86.4       374.0     383.8
Fluid Systems                          76.6         64.3       291.8     244.0
Other Industrial & Automotive(1)       94.9        110.4       458.5     535.4
--------------------------------------------------------------------------------
Total Sales                           512.0        501.8     2,155.5   2,172.8
--------------------------------------------------------------------------------
EBITDA(2)                                                      332.5     333.4
--------------------------------------------------------------------------------
EBITDA margin(2)                                                15.4%     15.3%
--------------------------------------------------------------------------------
Adjusted operating profit(3)           28.4         29.3       133.3     140.8
Power Transmission                     11.3%        12.2%       12.9%     13.9%
- Operating margin (4)
Fluid Power                             7.6          7.5        33.8      34.4
- Operating margin (4)                  8.4%         8.7%        9.0%      9.0%
Fluid Systems                           7.6          4.0        27.1      10.9
- Operating margin (4)                  9.9%         6.2%        9.3%      4.5%
Other Industrial & Automotive           7.7          7.7        44.0      54.6
- Operating margin (4)                  8.1%         7.0%        9.6%     10.2%
--------------------------------------------------------------------------------
Total adjusted operating profit(3)     51.3         48.5       238.2     240.7
--------------------------------------------------------------------------------
Operating margin (4)                   10.0%         9.7%       11.1%     11.1%
--------------------------------------------------------------------------------
Capital expenditure                                             99.7      96.4
--------------------------------------------------------------------------------
Depreciation                                                    93.9      91.1
--------------------------------------------------------------------------------
Return on average net operating assets (4)                      27.7%     28.5%
================================================================================

(1)  Includes Fleximak, Winhere, Dexter Axle, Dearborn Mid-West,
     Plews and Ideal.
(2)  EBITDA is stated before restructuring initiatives
(3) Before restructuring initiatives and amortisation of intangible assets arising on acquisition.
(4)  Based on adjusted operating profit.

Power Transmission
Power Transmission had another solid year with strong underlying organic growth in most industrial and automotive original equipment and replacement markets. This growth was offset by the weakness in the North American automotive original equipment market. During 2007, we opened a new Power Transmission facility in Chennai, India supplying local customers with belts and tensioners for the industrial and automotive sectors. We were awarded record automotive OE programmes of $186 million in 2007, with customers such as Audi, Nissan, Hyundai and Chery. Seventy per cent of these programmes were outside of North America. The integration of Stackpole into Gates is progressing well with Stackpole returning to profitability in 2007.

Fluid Power
Fluid Power, which serves primarily the industrial original equipment and replacement markets, produced good results in most of its geographic markets, although the North American business was negatively impacted by the continued weakness in US residential construction. Fluid Power capitalised on the strong growth of many of its end markets including agriculture, oil and gas and mining. The relocation of manufacturing from the St. Neots facility in the UK to Karvina in the Czech Republic is expected to be completed in early 2008 and will position Fluid Power for improved performance and a stronger competitive position in Europe. In order to support the high-growth hydraulic market in India, we increased manufacturing capacity at our Fluid Power facility in Chandigarh, India and established a manufacturing capacity in China in order to grow our business in Asia.

Fluid Systems
Fluid Systems had a strong year primarily due to the successful ramp-up of remote tyre pressure monitoring systems (RTPMS) at Schrader Electronics. The business had contract wins for its snap-in RTPMS with Mahindra & Mahindra, Mitsubishi and General Motors. The business was also awarded a fuel level sensing programme from a German OEM. Sales of RTPMS retrofit kits to the aftermarket started to come through in the second quarter of 2007 and the business saw good growth over the balance of the year. During the fourth quarter, Schrader Electronics acquired Swindon Silicon Systems for GBP6.0 million, thereby accelerating Schrader's product development capability based on ASIC technology, with a view to expanding the product offering into new industrial applications.

Other Industrial & Automotive
The Gates Fleximak and Gates Winhere water pump businesses, acquired in 2006, made a positive contribution in 2007 and demonstrate the successful expansion of the Gates platform into new markets in the year. The Dexter Axle business was impacted by weaker volumes in the manufactured housing and recreational vehicle markets in 2007. The Ideal Clamp business continues to expand its small but growing presence in Europe and China.

Building Products
-----------------
================================================================================
Continuing Operations           Fourth quarter (Unaudited)           Year
================================================================================
GBP million                            2007        2006         2007      2006
                                     1=2.04      1=1.91      1=$2.00   1=$1.83
================================================================================
Sales:
Air Systems Components                127.1       138.7        541.6     583.9
Other Building Products(1)             48.4        72.8        244.8     377.1
--------------------------------------------------------------------------------
Total Sales                           175.5       211.5        786.4     961.0
--------------------------------------------------------------------------------
EBITDA(2)                                                       73.5     108.7
--------------------------------------------------------------------------------
EBITDA margin(2)                                                 9.3%     11.3%
--------------------------------------------------------------------------------
Adjusted Operating Profit(3)           12.0        14.5         51.2      58.0
Air Systems                             9.4%       10.5%         9.5%      9.9%
- Operating margin (4)
Other Building Products                (2.0)        2.8          2.0      25.8
- Operating margin (4)                 (4.1)%       3.8%         0.8%      6.8%
--------------------------------------------------------------------------------
Adjusted operating profit(3)           10.0        17.3         53.2      83.8
--------------------------------------------------------------------------------
Operating margin (3) (4)                5.7%        8.2%         6.8%      8.7%
--------------------------------------------------------------------------------
Capital expenditure                                             16.2      25.1
--------------------------------------------------------------------------------
Depreciation                                                    20.3      24.9
--------------------------------------------------------------------------------
Return on average net operating assets (4)                      27.7%     40.3%
================================================================================

(1) Includes Lasco Bathware, Philips and Lasco Fittings (up until the disposal on 13 February 2007).
(2) EBITDA is stated before restructuring initiatives
(3) Before restructuring initiatives and amortisation of intangible assets arising on acquisition.
(4) Based on adjusted operating profit.

Air Systems Components
Air Systems Components had strong performance in the commercial construction market, taking market share with its focus on developing products for energy efficient or "green" buildings and focusing on growing segments such as public buildings and offices. The residential segment of Air Systems Components was impacted by lower volumes in the US residential housing market, but the business was able to minimise the impact of this downturn by controlling costs and driving operational efficiencies. 2007 saw good progress in expanding the Air Systems Components offering outside of the US into the rapidly growing Indian HVAC market. The business formed a joint venture with Caryaire, a manufacturer and distributor of HVAC products, and in January 2008 acquired a controlling stake in Rolastar, a duct profile manufacturer, both in India.

Other Building Products
Both the Lasco Bathware business and the Philips Doors and Windows business were impacted by the continuing weakness in the US residential housing market, combined with softer manufactured housing and recreational vehicle markets. Management reacted quickly to mitigate the impact on profits by closing two Bathware facilities and two Philips facilities in addition to reducing capacity, headcount and lowering expenses. Management will continue to manage the cost base and capacity during this cyclical downturn, whilst positioning the business for an eventual recovery in its end markets.

3.2 Finance review

Restructuring initiatives
Restructuring costs were GBP13.8 million (2006: GBP13.0 million). These principally related to the rationalisation of production facilities in the Lasco Bathware and Philips Products businesses in the US, the outsourcing of information technology services and initiatives within Fluid Power and Air Systems Components that began in 2006. In 2006 the costs related to the transfer of Fluid Power's facility at St. Neots, UK to new facilities in the Czech Republic, the closure of Stackpole's pump components facility and rationalisation of production facilities within Air Systems Components.

During 2007, the Group recognised a gain of GBP32.6 million on the disposal of Lasco Fittings Inc. and a gain of GBP6.7 million on the disposal of Dearborn Mid-West. In addition a gain of GBP7.7m was recognised on the disposal of corporate property.

Net finance costs
Net finance costs decreased from GBP38.5 million in 2006 to GBP30.4 million in 2007.This includes the net finance cost recognised in relation to the post-employment benefits liability, of GBP0.5 million (2006: GBP3.6 million).
The movement in financing costs during the year is due to a lower average net debt, partially offset by higher average interest rates and a reduction of GBP4.8 million in the dividend paid on the preference shares that were redeemed in July 2007.

Tax
The tax charge attributable to continuing operations of GBP69.9 million (2006:
GBP35.8 million) represents an effective tax rate of 26.6 per cent (2006: 14.6 per cent), applied to profit before tax from continuing operations of GBP262.6 million (2006: GBP244.7million).

During 2007, the effective tax rate was impacted by non recurring benefits of GBP12.9 million. Prior to these adjustments the total tax charge would have been GBP82.8 million representing an effective tax rate of 31.5% applied to profit before tax from continuing operations.

In 2006 the effective tax rate was impacted by the release of provisions for uncertain tax positions of GBP50.6 million. This followed the successful resolution of outstanding tax issues in the US, the change in certain tax laws and the change in views on the likely outcome of challenges of the various tax authorities. In addition during 2006 there were other non-recurring tax charges of GBP7.2 million included in arriving at the overall charge for the Group. Prior to these adjustments the total tax charge for 2006 would have been GBP79.2 million representing an effective tax rate of 32.3% applied to profit before tax from continuing operations.

The effective tax rate for 2008 is expected to be around 31.0 per cent.

Pensions
Pension costs charged to profit from operations in 2007 for defined benefit plans were GBP3.4 million (2006: GBP7.4 million) for continuing operations. The cash contributions to defined benefit pension plans were GBP34.0 million (2006: GBP33.3 million). In 2008, the cash contributions to defined benefit schemes are expected to be in the region of GBP24 million.

Earnings per share
Basic earnings per share from continuing operations were 20.71 pence for 2007 (2006: 23.57 pence). Fully diluted earnings per share from continuing operations were 20.45 pence, compared with 22.98 pence in 2006.

Dividends
The dividends to holders of ordinary shares for 2007 were 13.89 pence (2006:
13.89 pence). The dividend earnings cover was 1.2 times and cash cover was 1.2 times. Cash cover is based on free cash flow to equity shareholder compared to ordinary dividends paid.

Capital expenditure
Year to date, net capital expenditure was GBP98.4 million (2006: GBP112.5 million), representing 0.9 times depreciation (2006: 0.9 times). Gross capital expenditure was GBP118.2 million (2006: GBP126.6 million). Gross capital expenditure for 2008 is expected to be around GBP130.0 million.

Working capital
Operating working capital, net of provisions, was GBP479.8 million (2006:
GBP458.7 million). The average working capital as a percentage of moving annual total sales for 2007 was 15.9 per cent compared to 15.9 per cent for both 2007 and 2006.

Cash flow
Cash generated from operations was ahead compared to last year as a result of lower restructuring cash outflows, reduced capital expenditure and a decline in working capital. Operating cash flow was GBP220.8 million (2006: GBP219.0 million).

Overall, net debt reduced to GBP296.8 million. We will continue to focus attention on tight cash management over the balance of 2008.

The table below shows the movement in the period:

================================================================================
                                                                     Year
================================================================================
GBP million                                                    2007       2006
--------------------------------------------------------------------------------
Opening net debt (excluding preference shares)               (403.0)    (334.5)
Cash generated from operations                                319.2      331.5
Gross capital expenditure                                    (118.2)    (126.6)
Disposal of property, plant and equipment                      19.8       14.1
--------------------------------------------------------------------------------
Operating cash flow                                           220.8      219.0
Tax                                                           (43.1)     (77.7)
Interest and preference dividends                             (28.0)     (36.3)
Other movements                                                (4.8)      (4.8)
--------------------------------------------------------------------------------
Free cash flow to equity shareholders                         144.9      100.2
Ordinary dividends                                           (122.0)    (115.3)
--------------------------------------------------------------------------------
Cash flow after interest, tax and dividends                    22.9      (15.1)
Acquisitions and disposals                                    101.0     (104.5)
Ordinary share movements                                       (2.6)      10.1
Redemption of convertible cumulative preference shares         (0.6)         -
Foreign currency movements                                    (13.3)      41.6
--------------------------------------------------------------------------------
Net debt movement                                             107.4      (67.9)
Non-cash movements                                             (1.2)      (0.6)
--------------------------------------------------------------------------------
Closing net debt (excluding preference shares)               (296.8)    (403.0)
================================================================================
* A reconciliation of the table above to the consolidated cash flow statement is included on page 24.



Breakdown of underlying, acquisition and currency impact from FY 2006 to FY
2007 (unaudited)
========================================================================================================================



                                        Exchange                  Like-for-                   Underlying
Continuing operations     FY 2006    rate effect    Disposals    like basis   Acquisitions        change*       FY2007
GBP million           GBP million    GBP million  GBP million   GBP million    GBP million   GBP million   GBP million
------------------------------------------------------------------------------------------------------------------------
Sales
------------------------------------------------------------------------------------------------------------------------
Industrial & Automotive   2,172.8         (114.1)       (13.3)      2,045.4           11.8          98.3       2.155.5
                                            (5.3)%                                                   4.8%
Building Products           961.0          (77.8)       (45.1)        838.1           20.6         (72.3)        786.4
                                            (8.1)%                                                  (8.6)%
                      --------------------------------------------------------------------------------------------------
Group                     3,133.8         (191.9)       (58.4)      2,883.5           32.4          26.0       2,941.9
                      --------------------------------------------------------------------------------------------------
                                            (6.1)%                                                   0.9%
------------------------------------------------------------------------------------------------------------------------
Adjusted Operating Profit
------------------------------------------------------------------------------------------------------------------------
Industrial & Automotive     240.7          (13.5)        (0.3)        226.9            2.3           9.0         238.2
                                            (5.6)%                                                   4.0%
Building Products            83.8           (7.0)        (4.4)         72.4            1.0         (20.2)         53.2
                                            (8.4)%                                                 (27.9)%
Central Costs               (28.7)           1.2            -         (27.5)             -           0.8         (26.7)
                                             4.2%                                                    2.9%
------------------------------------------------------------------------------------------------------------------------
Group                       295.8          (19.3)        (4.7)        271.8            3.3         (10.4)        264.7
------------------------------------------------------------------------------------------------------------------------
                                            (6.5)%                                                  (3.8)%
========================================================================================================================




* The underlying percentage change is calculated by taking the underlying change as a percentage of the like-for-like basis.





4. FINANCIAL INFORMATION
----------------------------------------------------------------------------------------------------------------
CONSOLIDATED INCOME STATEMENT (unaudited)
THREE MONTHS ENDED 29 DECEMBER 2007



                                                                        3 months      3 months     Re-presented*
                                                                           ended         ended       Year ended
                                                                     29 December   30 December      30 December
                                                                            2007          2006             2006
                                                                Note GBP million   GBP million      GBP million
----------------------------------------------------------------------------------------------------------------
Continuing operations
Sales                                                               2      687.5         713.3          3,133.8
Cost of sales                                                             (500.8)       (521.1)        (2,272.0)
----------------------------------------------------------------------------------------------------------------
Gross profit                                                               186.7         192.2            861.8
Distribution costs                                                         (71.1)        (73.8)          (307.7)
Administrative expenses                                                    (59.8)        (60.0)          (262.5)
                                                                     -------------------------------------------
Restructuring costs                                                 3       (8.2)         (0.5)           (13.0)
Gain on disposals and on the exit of businesses                     3       13.2           0.1              3.1
                                                                     -------------------------------------------
Restructuring initiatives                                                    5.0          (0.4)            (9.9)
Share of (loss)/profit of joint ventures and associates                     (0.1)          1.0              1.5
----------------------------------------------------------------------------------------------------------------
Operating profit                                                            60.7          59.0            283.2
----------------------------------------------------------------------------------------------------------------
Analysis of operating profit:
- Adjusted operating profit                                                 56.6          60.2            295.8
- Restructuring initiatives                                                  5.0          (0.4)            (9.9)
- Amortisation of intangible assets arising on acquisition                  (0.9)         (0.8)            (2.7)
----------------------------------------------------------------------------------------------------------------
                                                                            60.7          59.0            283.2
================================================================================================================
----------------------------------------------------------------------------------------------------------------
                                                                     -------------------------------------------
Interest payable                                                           (17.3)        (19.3)           (77.8)
Investment income                                                           12.4           9.8             40.0
Other finance expense                                                       (1.9)         (0.2)            (0.7)
                                                                     -------------------------------------------
Net finance costs                                                           (6.8)         (9.7)           (38.5)
----------------------------------------------------------------------------------------------------------------
Profit before tax                                                           53.9          49.3            244.7
Income tax expense                                                          (5.2)          9.1            (35.8)
----------------------------------------------------------------------------------------------------------------
Profit for the period from continuing operations                            48.7          58.4            208.9

Discontinued operations
Profit/(loss) for the period from discontinued operations                    0.7          (4.7)           (11.6)
----------------------------------------------------------------------------------------------------------------
Profit for the period                                                       49.4          53.7            197.3
Minority interests                                                          (4.0)         (2.6)           (11.2)
----------------------------------------------------------------------------------------------------------------
Profit for the period attributable to equity shareholders                   45.4          51.1            186.1
================================================================================================================

Earnings per share
Basic
Continuing operations                                                       5.08p         6.53 p          23.57 p
Discontinued operations                                                     0.08p        (0.55)p          (1.39)p
----------------------------------------------------------------------------------------------------------------
Total operations                                                            5.16 p        5.98 p          22.18 p
================================================================================================================

Diluted
Continuing operations                                                       5.06 p        6.42 p          22.98 p
Discontinued operations                                                     0.08 p       (0.53)p          (1.31)p
----------------------------------------------------------------------------------------------------------------
Total operations                                                            5.14 p        5.89 p          21.67 p
================================================================================================================



*See note 8


CONSOLIDATED INCOME STATEMENT

YEAR ENDED 29 DECEMBER 2007




                                                                                  Re-presented*    Re-presented*
                                                                      Year ended    Year ended       Year ended
                                                                     29 December   30 December      31 December
                                                                            2007          2006             2005
                                                                Note GBP million   GBP million      GBP million
----------------------------------------------------------------------------------------------------------------
Continuing operations
Sales                                                               2    2,941.9        3,133.8         2,963.3
Cost of sales                                                           (2,141.5)      (2,272.0)       (2,105.6)
----------------------------------------------------------------------------------------------------------------
Gross profit                                                               800.4          861.8           857.7
Distribution costs                                                        (289.1)        (307.7)         (310.8)
Administrative expenses                                                   (250.6)        (262.5)         (246.2)
                                                                     -------------------------------------------
Restructuring costs                                                 3      (13.8)         (13.0)           (4.2)
Gain on disposals and on the exit of businesses                     3       45.7            3.1             8.5
                                                                     -------------------------------------------
Restructuring initiatives                                                   31.9           (9.9)            4.3
Share of profit of associates                                                0.4            1.5             0.6
----------------------------------------------------------------------------------------------------------------
Operating profit                                                           293.0          283.2           305.6
----------------------------------------------------------------------------------------------------------------
Analysis of operating profit:
- Adjusted operating profit                                                264.7          295.8           301.5
- Restructuring initiatives                                                 31.9           (9.9)            4.3
- Amortisation of intangible assets arising on acquisition                  (3.6)          (2.7)           (0.2)
----------------------------------------------------------------------------------------------------------------
                                                                           293.0          283.2           305.6
================================================================================================================
----------------------------------------------------------------------------------------------------------------
                                                                     -------------------------------------------
Interest payable                                                    4      (71.0)         (77.8)          (78.4)
Investment income                                                   5       43.4           40.0            35.2
Other finance (expense)/income                                      6       (2.8)          (0.7)            4.2
                                                                     -------------------------------------------
Net finance costs                                                          (30.4)         (38.5)          (39.0)
----------------------------------------------------------------------------------------------------------------
Profit before tax                                                          262.6          244.7           266.6
Income tax expense                                                  7      (69.9)         (35.8)          (60.0)
----------------------------------------------------------------------------------------------------------------
Profit for the period from continuing operations                           192.7          208.9           206.6

Discontinued operations
Loss for the period from discontinued operations                    8      (33.3)         (11.6)           (5.4)
----------------------------------------------------------------------------------------------------------------
Profit for the period                                                      159.4          197.3           201.2
Minority interests                                                         (12.5)         (11.2)           (9.0)
----------------------------------------------------------------------------------------------------------------
Profit for the period attributable to equity shareholders                  146.9          186.1           192.2
================================================================================================================

Earnings per share                                                  9
Basic
Continuing operations                                                      20.71 p        23.57 p         25.62 p
Discontinued operations                                                    (3.83)p        (1.39)p         (0.70)p
----------------------------------------------------------------------------------------------------------------
Total operations                                                           16.88 p        22.18 p         24.92 p
================================================================================================================

Diluted
Continuing operations                                                      20.45 p        22.98 p         24.41 p
Discontinued operations                                                    (3.77)p        (1.31)p         (0.62)p
----------------------------------------------------------------------------------------------------------------
Total operations                                                           16.68 p        21.67 p         23.79 p
================================================================================================================

Dividends per ordinary share                                       10      13.89 p        13.89 p         13.23 p
================================================================================================================




*See note 8

CONSOLIDATED CASH FLOW STATEMENT

YEAR ENDED 29 DECEMBER 2007




                                                                      Year ended    Year ended       Year ended
                                                                     29 December   30 December      31 December
                                                                            2007          2006             2005
                                                                Note GBP million   GBP million      GBP million
----------------------------------------------------------------------------------------------------------------
Operating activities
Cash generated from operations                                     11      319.2         331.5            336.5
Income taxes paid                                                          (55.2)        (82.8)           (79.5)
Income taxes received                                                       12.1           5.1              9.0
----------------------------------------------------------------------------------------------------------------
Net cash inflow from operating activities                                  276.1         253.8            266.0
----------------------------------------------------------------------------------------------------------------
Investing activities
Purchase of property, plant and equipment                                 (115.6)       (105.7)          (128.5)
Purchase of intangible assets                                               (2.6)        (20.9)           (14.8)
Capitalisation of development costs                                         (0.2)         (0.3)            (0.4)
Disposal of property, plant and equipment                                   19.8          14.1             23.8
Purchase of available-for-sale investments                                  (0.1)         (0.1)            (0.1)
Sale of available-for-sale investments                                       0.3           0.3              0.1
Purchase of interests in associates                                         (1.9)         (1.9)               -
Purchase of subsidiaries, net of cash acquired                     18       (8.5)       (109.6)          (101.3)
Sale of businesses and subsidiaries, net of cash disposed          19      108.1           6.8             29.3
Interest received                                                            6.1          10.2              5.8
Dividends received from associates                                           0.7           0.3              0.3
----------------------------------------------------------------------------------------------------------------
Net cash inflow/(outflow) from investing activities                          6.1        (206.8)          (185.8)
----------------------------------------------------------------------------------------------------------------
Financing activities
Issue of ordinary shares                                                     1.2          14.9              0.4
Redemption of convertible cumulative preference shares                      (0.6)            -                -
Draw-down of bank and other loans                                            4.2          55.9            185.4
Repayment of bank and other loans                                         (144.9)        (27.9)           (49.1)
Capital element of finance lease rental payments                            (1.6)         (2.1)            (2.8)
Interest element of finance lease rental payments                           (0.7)         (0.6)            (0.7)
Decrease/(increase) in collateralised cash                                   1.2           1.4             (0.5)
Purchase of own shares                                                      (3.8)         (4.8)            (2.4)
Sale of own shares                                                             -             -              2.9
Interest paid                                                              (32.4)        (38.8)           (26.1)
Equity dividend paid                                                      (122.0)       (115.3)           (99.4)
Preference dividend paid                                                    (1.0)         (7.1)           (16.1)
Investment by a minority shareholder in a subsidiary                         1.9           3.2                -
Dividend paid to a minority shareholder in a subsidiary                     (7.2)         (8.0)            (5.9)
----------------------------------------------------------------------------------------------------------------
Net cash outflow from financing activities                                (305.7)       (129.2)           (14.3)
----------------------------------------------------------------------------------------------------------------
Net (decrease)/increase in cash and cash equivalents                       (23.5)        (82.2)            65.9
Cash and cash equivalents at the beginning of the period                   166.8         220.5            178.9
Foreign currency translation                                                (2.7)         28.5            (24.3)
----------------------------------------------------------------------------------------------------------------
Cash and cash equivalents at the end of the period                         140.6         166.8            220.5
================================================================================================================
Cash and cash equivalents for the purposes of the cash flow statement comprise:


                                                                           As at         As at            As at
                                                                     29 December   30 December      31 December
                                                                            2007          2006             2005
                                                                     GBP million   GBP million      GBP million
----------------------------------------------------------------------------------------------------------------
Cash and cash equivalents                                                  148.5         172.5            230.9
Bank overdrafts                                                             (7.9)         (5.7)           (10.4)
----------------------------------------------------------------------------------------------------------------
                                                                           140.6         166.8            220.5
================================================================================================================




As at 29 December 2007, the Group's net debt was GBP296.8 million (30 December 2006: GBP470.5 million).

Net debt as at 30 December  2006  included  GBP67.5  million (31 December  2005:
GBP306.8 million) in respect of the preference shares that were converted or redeemed during 2007.

A reconciliation of the change in cash and cash equivalents to the movement in net debt is presented in note 11.



CONSOLIDATED BALANCE SHEET
AS AT 29 DECEMBER 2007







                                                                           As at          As at
                                                                     29 December    30 December
                                                                            2007           2006
                                                             Notes   GBP million    GBP million
------------------------------------------------------------------------------------------------
Non-current assets
Goodwill                                                                   331.2          325.6
Other intangible assets                                                     46.7           48.1
Property, plant and equipment                                              709.7          695.0
Investments in associates                                                    8.9            7.0
Trade and other receivables                                     12          12.5            2.5
Deferred tax assets                                                         23.8           36.3
Post-employment benefit
surpluses                                                                    3.6            0.9
------------------------------------------------------------------------------------------------
                                                                         1,136.4        1,115.4
------------------------------------------------------------------------------------------------
Current assets
Inventories                                                                401.3          393.8
Trade and other receivables                                     12         496.3          475.2
Income tax recoverable                                                      14.8           21.8
Available-for-sale investments                                               1.5            2.1
Cash and cash equivalents                                                  148.5          172.5
------------------------------------------------------------------------------------------------
                                                                         1,062.4        1,065.4
------------------------------------------------------------------------------------------------
Assets held for sale                                            13          45.6          152.0
------------------------------------------------------------------------------------------------
Total assets                                                             2,244.4        2,332.8
------------------------------------------------------------------------------------------------
Current liabilities
Bank overdrafts                                                             (7.9)          (5.7)
Bank and other loans                                                       (20.0)         (31.8)
Obligations under finance leases                                            (0.9)          (1.4)
Trade and other payables                                       14         (370.6)        (353.3)
Income tax liabilities                                                     (14.4)         (12.0)
Provisions                                                     15          (25.2)         (26.3)
Convertible cumulative preference shares                       16              -           (0.4)
------------------------------------------------------------------------------------------------
                                                                          (439.0)        (430.9)
------------------------------------------------------------------------------------------------
Non-current liabilities
Bank and other loans                                                      (411.7)        (536.3)
Obligations under finance leases                                            (3.9)          (7.9)
Trade and other payables                                       14          (21.7)         (11.7)
Post-employment benefit obligations                                       (153.8)        (205.8)
Deferred tax liabilities                                                   (21.2)          (4.3)
Income tax liabilities                                                     (33.9)         (36.3)
Provisions                                                     15          (13.7)         (13.9)
------------------------------------------------------------------------------------------------
                                                                          (659.9)        (816.2)
------------------------------------------------------------------------------------------------
Convertible cumulative preference shares                       16              -          (67.1)
------------------------------------------------------------------------------------------------
                                                                          (659.9)        (883.3)
------------------------------------------------------------------------------------------------
Liabilities directly associated with assets held for sale      13          (14.1)         (64.1)
------------------------------------------------------------------------------------------------
Total liabilities                                                       (1,113.0)      (1,378.3)
------------------------------------------------------------------------------------------------
Net assets                                                               1,131.4          954.5
================================================================================================
Capital and reserves
Ordinary share capital                                         17           44.2           42.9
Share premium account                                          17          397.3          332.1
Own shares                                                                 (11.2)         (11.7)
Capital redemption reserve                                                 462.5          461.9
Currency translation reserve                                                (6.1)         (60.2)
Available-for-sale reserve                                                  (0.1)           0.1
Retained profit                                                            186.1          138.8
------------------------------------------------------------------------------------------------
Shareholders' equity                                                     1,072.7          903.9
Minority interests                                                          58.7           50.6
------------------------------------------------------------------------------------------------
Total equity                                                             1,131.4          954.5
================================================================================================






CONSOLIDATED STATEMENT OF RECOGNISED INCOME AND EXPENSE
YEAR ENDED 29 DECEMBER 2007






                                                                      Year ended    Year ended       Year ended
                                                                     29 December   30 December      31 December
                                                                            2007          2006             2005
                                                                     GBP million   GBP million      GBP million
----------------------------------------------------------------------------------------------------------------
Profit for the period                                                      159.4         197.3            201.2
----------------------------------------------------------------------------------------------------------------
Net income/(expense)recognised directly in equity
(Loss)/gain on available-for-sale investments                               (0.4)          0.6              0.7
Post-employment benefits:
- Actuarial gain/(loss)                                                     48.1          19.4            (44.1)
- Effect of the asset ceiling                                              (22.0)         (0.8)            (0.3)
Currency translation differences on foreign operations:
- Subsidiaries                                                              54.6        (166.4)           136.2
- Associates                                                                 0.3          (0.5)             0.4
(Loss)/gain on net investment hedges                                       (13.6)         69.6            (72.6)
Tax on items taken directly to equity                                       (6.3)         (1.0)            16.2
----------------------------------------------------------------------------------------------------------------
                                                                            60.7         (79.1)            36.5
----------------------------------------------------------------------------------------------------------------
Transfers from equity to the income statement
Gain realised on the sale of available-for-sale investments                 (0.3)         (0.2)            (0.4)
Currency translation differences on foreign operations sold                 14.2             -                -
----------------------------------------------------------------------------------------------------------------
Total recognised income and expense for the period                         234.0         118.0            237.3
================================================================================================================

Attributable to:
- Equity shareholders                                                      220.1         111.1            224.6
- Minority interests                                                        13.9           6.9             12.7
----------------------------------------------------------------------------------------------------------------
                                                                           234.0         118.0            237.3
================================================================================================================


RECONCILIATION OF CHANGES IN CONSOLIDATED SHAREHOLDERS' EQUITY
YEAR ENDED 29 DECEMBER 2007
                                                                      Year ended    Year ended       Year ended
                                                                     29 December   30 December      31 December
                                                                            2007          2006             2005
                                                                     GBP million   GBP million      GBP million
----------------------------------------------------------------------------------------------------------------
Shareholders' equity at the beginning of the period                        903.9         664.5            466.5
Adoption of IAS 32 and IAS 39                                                  -             -             63.1
----------------------------------------------------------------------------------------------------------------
                                                                           903.9         664.5            529.6
----------------------------------------------------------------------------------------------------------------
Total recognised income and expense attributable to equity shareholders    220.1         111.1            224.6
Dividends on ordinary shares                                              (122.0)       (115.3)           (99.4)
Ordinary shares issued:
- Conversion of convertible cumulative preference shares                    65.3         225.6              1.4
- Exercise of employee share options                                         1.2          14.9              0.4
Purchase of own shares                                                      (3.8)         (4.8)            (2.4)
Gain on disposal of own shares                                                 -             -              2.9
Cost of share-based incentives                                               8.0           7.9              7.4
----------------------------------------------------------------------------------------------------------------
Net addition to shareholders' equity during the period                     168.8         239.4            134.9
----------------------------------------------------------------------------------------------------------------
Shareholders' equity at the end of the period                            1,072.7         903.9            664.5
================================================================================================================





NOTES TO THE FINANCIAL STATEMENTS

1. BASIC OF PREPARATION

The financial information on pages 11 to 31 has been prepared in accordance with International Financial Reporting Standards ("IFRS") adopted for use in the European Union and, except with regard to certain financial instruments, under the historical cost convention.

From the Group's perspective, there are in no applicable differences between IFRS adopted for use in the European Union and IFRS as issued by the International Accounting Standards Board.

The Group's principal accounting policies are unchanged compared with the year ended 30 December 2006.

During the period, the Group adopted the following accounting pronouncements that are relevant to its operations, none of which had any impact on its results or financial position:

* IFRS 7 "Financial Instruments: Disclosures" and the related amendment to IAS 1 "Presentation of Financial Statements - Capital Disclosures"

* IFRIC 7 "Applying the Restatement Approach under IAS 29 Financial Reporting in Hyperinflationary Economies"

*  IFRIC 8 "Scope of IFRS 2"

*  IFRIC 9 "Reassessment of Embedded Derivatives"

*  IFRIC 10 "Interim Financial Reporting and Impairment"

*  IFRIC 11 "Group and Treasury Share Transactions"

The financial information on pages 11 to 31 is derived from the Group's consolidated financial statements for the year ended 29 December 2007 prepared in accordance with IFRS ("the financial statements") and does not constitute full accounts within the meaning of section 240 of the Companies Act 1985 or contain sufficient information to comply with IFRS disclosure requirements.

The Company's auditors, Deloitte & Touche LLP, have given an unqualified report on the financial statements which does not contain any statement under section 237 of the Companies Act 1985. Subject to their approval by shareholders, the financial statements will be filed with the Registrar of Companies following the Company's Annual General Meeting on 1 May 2008.

The financial information for the three month periods ended 29 December 2007 and 30 December 2006 has been neither audited nor reviewed by the auditors.



2. SEGMENT INFORMATION - CONTINUING OPERATIONS

A. Three months ended 29 December 2007 (unaudited)






                                                 Segment revenue                  Segment result
                                   ------------------------------    ----------------------------
                                       3 months         3 months        3 months        3 months
                                          ended            ended           ended           ended
                                    29 December      30 December     29 December     30 December
                                           2007             2006            2007            2006
                                    GBP million      GBP million     GBP million     GBP million
-------------------------------------------------------------------------------------------------
By business segment
Industrial & Automotive:
- Power Transmission                      250.4            240.7            25.3            29.2
- Fluid Power                              90.1             86.4             5.5             7.8
- Fluid Systems                            76.6             64.3             6.3             2.7
- Other Industrial & Automotive            94.9            110.4            14.1             7.0
-------------------------------------------------------------------------------------------------
                                          512.0            501.8            51.2            46.7
-------------------------------------------------------------------------------------------------
Building Products:
- Air Systems Components                  127.1            138.7            10.3            13.9
- Other Building Products                  48.4             72.8            (3.5)            2.8
-------------------------------------------------------------------------------------------------
                                          175.5            211.5             6.8            16.7
-------------------------------------------------------------------------------------------------
                                          687.5            713.3            58.0            63.4
=================================================================================================

By geographical origin
US                                        376.6            432.8            32.0            30.1
UK                                         55.6             41.5             2.5             8.1
Rest of Europe                             87.1             84.2             4.6             7.5
Rest of the World                         168.2            154.8            18.9            17.7
-------------------------------------------------------------------------------------------------
                                          687.5            713.3            58.0            63.4
=================================================================================================


By geographical destination
US                                        411.6            460.7
UK                                         18.9             17.6
Rest of Europe                             98.6             90.3
Rest of the World                         158.4            144.7
-----------------------------------------------------------------
                                          687.5            713.3
=================================================================

Inter-segment sales were not significant.

Reconciliation of the aggregate segment result of continuing operations to the profit for the period:






                                                                        3 months       3 months
                                                                           ended          ended
                                                                     29 December    30 December
                                                                            2007           2006
                                                                     GBP million    GBP million
------------------------------------------------------------------------------------------------
Segment result                                                              58.0           63.4
Unallocated corporate activities                                             2.5           (5.6)
Gain on sale of available-for-sale investments                               0.3            0.2
Share of profit of associates                                               (0.1)           1.0
------------------------------------------------------------------------------------------------
Operating profit                                                            60.7           59.0
================================================================================================





B. Year ended 29 December 2007




                                                         Segment revenue                              Segment result
                                 ----------------------------------------   -----------------------------------------
                                   Year ended   Year ended    Year ended     Year ended    Year ended     Year ended
                                  29 December  30 December   31 December    29 December   30 December    31 December
                                         2007         2006*         2005*          2007          2006*          2005*
                                  GBP million  GBP million   GBP million    GBP million   GBP million    GBP million
---------------------------------------------------------------------------------------------------------------------
By business segment
Industrial & Automotive:
- Power Transmission                  1,031.2      1,009.6         969.9          130.1         137.5          127.9
- Fluid Power                           374.0        383.8         358.0           28.7          30.0           38.4
- Fluid Systems                         291.8        244.0         245.2           25.5           9.5           20.4
- Other Industrial & Automotive         458.5        535.4         506.4           49.7          53.5           56.7
---------------------------------------------------------------------------------------------------------------------
                                      2,155.5      2,172.8       2,079.5          234.0         230.5          243.4
---------------------------------------------------------------------------------------------------------------------
Building Products:
- Air Systems Components                541.6        583.9         485.4           45.6          53.8           57.3
- Other Building Products               244.8        377.1         398.4           32.2          25.9           29.2
---------------------------------------------------------------------------------------------------------------------
                                        786.4        961.0         883.8           77.8          79.7           86.5
---------------------------------------------------------------------------------------------------------------------
                                      2,941.9      3,133.8       2,963.3          311.8         310.2          329.9
=====================================================================================================================

By origin
US                                    1,727.8      2,028.1       1,961.5          189.8         187.0          232.8
UK                                      204.0        140.0         130.9           13.4          15.6           12.6
Rest of Europe                          366.8        349.7         312.6           31.0          32.3           28.1
Rest of the World                       643.3        616.0         558.3           77.6          75.3           56.4
---------------------------------------------------------------------------------------------------------------------
                                      2,941.9      3,133.8       2,963.3          311.8         310.2          329.9
=====================================================================================================================



By destination
US                                    1,855.5      2,094.4       2,054.1
UK                                       74.7         73.2          66.9
Rest of Europe                          404.7        373.7         331.6
Rest of the World                       607.0        592.5         510.7
-------------------------------------------------------------------------
                                      2,941.9      3,133.8       2,963.3
=========================================================================
*Re-presented (see note 8)

Inter-segment sales were not significant.

The aggregate segment result of continuing operations includes a net gain of GBP31.9 million arising from restructuring initiatives (2006: net loss of GBP9.9 million; 2005: net gain of GBP4.3 million) and the amortisation of intangible assets arising on acquisition of GBP3.6 million (2006: GBP2.7 million; 2005: GBP0.2 million).

Restructuring initiatives are analysed by business segment in note 3.

Amortisation of intangible assets arising on acquisition may be analysed by business segment as follows: Fluid Power GBP0.8 million (2006: GBP1.3 million; 2005: GBPnil); Other Industrial & Automotive GBP0.9 million (2006: GBP0.5 million; 2005:GBP0.2 million); Air Systems Components GBP1.9 million (2006:
GBP0.9 million; 2005: GBPnil).

Segmental analysis of the revenue and results of discontinued operations is presented in note 8.

Reconciliation of the aggregate segment result of continuing operations to the profit for the period:






                                                                      Year ended    Year ended       Year ended
                                                                     29 December   30 December      31 December
                                                                            2007          2006*            2005*
                                                                     GBP million   GBP million      GBP million
----------------------------------------------------------------------------------------------------------------
Segment result                                                             311.8         310.2            329.9
Unallocated corporate activities                                           (19.5)        (28.7)           (25.3)
Gain on sale of available-for-sale investments                               0.3           0.2              0.4
Share of profit of associates                                                0.4           1.5              0.6
----------------------------------------------------------------------------------------------------------------
Operating profit                                                           293.0         283.2            305.6
Interest payable                                                           (71.0)        (77.8)           (78.4)
Investment income                                                           43.4          40.0             35.2
Other finance(expense)/income                                               (2.8)         (0.7)             4.2
----------------------------------------------------------------------------------------------------------------
Profit before tax                                                          262.6         244.7            266.6
Income tax expense                                                         (69.9)        (35.8)           (60.0)
----------------------------------------------------------------------------------------------------------------
Profit for the period from continuing operations                           192.7         208.9            206.6
Loss for the period from discontinued operations                           (33.3)        (11.6)            (5.4)
----------------------------------------------------------------------------------------------------------------
Profit for the period                                                      159.4         197.3            201.2
================================================================================================================
* Re-presented (see note 8)




Management uses adjusted operating profit to assess the trading performance of the Group's businesses. Adjusted operating profit represents operating profit before restructuring initiatives and the amortisation of intangible assets arising on acquisition. A reconciliation of the segment result to the adjusted operating profit for each of the Group's business segments is provided in the "Supplemental Financial Information" on pages 32 to 36.



3. RESTRUCTURING INITIATIVES

Three months ended 29 December 2007 (unaudited)






                                         3 months ended 29 December 2007             3 months ended 30 December 2006
                                -----------------------------------------   -----------------------------------------
                                                 Disposals                                  Disposals
                                Restructuring  and exit of                Restructuring   and exit of
                                        costs   businesses         Total          costs    businesses          Total
                                  GBP million  GBP million   GBP million    GBP million   GBP million    GBP million
---------------------------------------------------------------------------------------------------------------------
By business segment
Industrial & Automotive:
- Power Transmission                     (3.0)         0.1          (2.9)          (0.2)            -           (0.2)
- Fluid Power                            (1.9)           -          (1.9)           0.6             -            0.6
- Fluid Systems                           0.1         (1.4)         (1.3)             -             -              -
- Other Industrial & Automotive             -          6.7           6.7           (0.5)          0.1           (0.4)
---------------------------------------------------------------------------------------------------------------------
                                         (4.8)         5.4           0.6           (0.1)          0.1              -
---------------------------------------------------------------------------------------------------------------------
Building Products:
- Air Systems Components                 (1.3)           -          (1.3)          (0.4)            -           (0.4)
- Other Building Products                (1.6)         0.1          (1.5)             -             -              -
---------------------------------------------------------------------------------------------------------------------
                                         (2.9)         0.1          (2.8)          (0.4)            -           (0.4)
---------------------------------------------------------------------------------------------------------------------
Unallocated corporate activities         (0.5)         7.7           7.2              -             -              -
---------------------------------------------------------------------------------------------------------------------
                                         (8.2)        13.2           5.0           (0.5)          0.1           (0.4)
=====================================================================================================================




Year ended 29 December 2007







                          Year ended 29 December 2007     Year ended 30  December 2006      Year ended 31 December 2005
------------------------------------------------------------------------------------------------------------------------
                           Re-   Disposals                   Re-   Disposals                  Re-   Disposals
                   structuring   & exit of           structuring   & exit of          structuring   & exit of
                         costs  businesses      Total      costs  businesses      Total     costs  businesses     Total
                           GBP         GBP        GBP        GBP         GBP        GBP       GBP         GBP       GBP
                       million     million    million    million     million    million   million     million   million
------------------------------------------------------------------------------------------------------------------------
By business segment
Industrial & Automotive:
- Power Transmission      (3.0)        0.1       (2.9)      (6.4)        3.2      (3.2)      (1.1)          -      (1.1)
- Fluid Power             (4.3)          -       (4.3)      (3.1)          -      (3.1)       0.9         0.8       1.7
- Fluid Systems            0.1        (1.4)      (1.3)
- Other Industrial &
Automotive                   -         6.7        6.7       (0.3)       (0.1)     (0.4)      (2.4)       (1.8)     (4.2)
------------------------------------------------------------------------------------------------------------------------
                          (7.2)        5.4       (1.8)      (9.8)        3.1      (6.7)      (2.6)       (1.0)     (3.6)
------------------------------------------------------------------------------------------------------------------------
Building Products:
- Air Systems Components  (3.7)          -       (3.7)      (3.2)       (0.1)     (3.3)      (1.7)        9.0       7.3
- Other Building Products (2.4)       32.6       30.2          -         0.1       0.1        0.1         0.5       0.6
------------------------------------------------------------------------------------------------------------------------
                          (6.1)       32.6       26.5       (3.2)          -      (3.2)      (1.6)        9.5       7.9
------------------------------------------------------------------------------------------------------------------------
Unallocated corporate
activities                (0.5)        7.7        7.2          -           -         -          -           -         -
------------------------------------------------------------------------------------------------------------------------
                         (13.8)       45.7       31.9      (13.0)        3.1      (9.9)      (4.2)        8.5       4.3
========================================================================================================================




A. Restructuring costs In 2007, restructuring costs principally related to the rationalisation of production facilities within the Lasco Bathware and Philips Products businesses in the US (GBP2.4 million), the outsourcing of information technology services (GBP2.7 million), and the initiatives within the Fluid Power and Air Systems Components business groups that began in 2006 (GBP7.4 million).

In 2006, restructuring costs related the transfer of the activities of Fluid Power's facility at St. Neots, UK to a new facility in the Czech Republic, the closure of Air Systems Components' Holland, Michigan facility and the initiatives within Stackpole and the Air Systems Components business group that began in 2005. In 2005, restructuring costs primarily related to the closure of Stackpole's pump components facility and Air Systems Components' facilities at Englewood, Ohio and Tabor City, North Carolina.

B. Disposals and exit of businesses In 2007, the Group recognised a gain of GBP32.6 million on the disposal of Lasco Fittings Inc., a gain of GBP6.7 million on the disposal of Dearborn Mid-West Conveyor Company and a loss of GBP1.3 million on the disposal of Tridon Electronics' indicator and side object detection businesses. Also during the year, the Group recognised a gain of GBP7.7 million on the disposal of Corporate property.

In 2006, the Group recognised a gain of GBP3.1 million on the sale of property, plant and equipment relating to businesses sold in previous years. In 2005, the Group recognised a gain of GBP8.5 million on the disposal of businesses, principally in relation to the sale of the business and assets of Gutter Helmet, which was part of Hart & Cooley's residential business.


4. INTEREST PAYABLE



                                                                      Year ended    Year ended       Year ended
                                                                     29 December   30 December      31 December
                                                                            2007          2006             2005
                                                                     GBP million   GBP million      GBP million
----------------------------------------------------------------------------------------------------------------
Interest on bank overdrafts and loans                                       32.2          35.9             26.0
Interest element of finance lease rentals                                    0.7           0.6              0.7
----------------------------------------------------------------------------------------------------------------
                                                                            32.9          36.5             26.7
Dividends payable on convertible cumulative preference shares                0.6           5.4             16.3
----------------------------------------------------------------------------------------------------------------
                                                                            33.5          41.9             43.0
Post-employment benefits:
- Interest cost on benefit obligation                                       38.6          39.7             40.5
----------------------------------------------------------------------------------------------------------------
                                                                            72.1          81.6             83.5
================================================================================================================

Continuing operations                                                       71.0          77.8             78.4
Discontinued operations                                                      1.1           3.8              5.1
----------------------------------------------------------------------------------------------------------------
                                                                            72.1          81.6             83.5
================================================================================================================



Interest rate swaps are used to manage the interest rate profile of the Group's borrowings. Accordingly, net interest payable or receivable on interest rate swaps is included in interest payable.


5. INVESTMENT INCOME




                                                                      Year ended    Year ended       Year ended
                                                                     29 December   30 December      31 December
                                                                            2007          2006             2005
                                                                     GBP million   GBP million      GBP million
----------------------------------------------------------------------------------------------------------------
Interest on bank deposits                                                    4.2           4.8              4.1
Other interest receivable                                                    1.7           2.1              1.6
----------------------------------------------------------------------------------------------------------------
                                                                             5.9           6.9              5.7
Post-employment benefits:
- Expected return on plan assets                                            38.1          36.1             34.6
----------------------------------------------------------------------------------------------------------------
                                                                            44.0          43.0             40.3
================================================================================================================
Continuing operations                                                       43.4          40.0             35.2
Discontinued operations                                                      0.6           3.0              5.1
----------------------------------------------------------------------------------------------------------------
                                                                            44.0          43.0             40.3
================================================================================================================


6. OTHER FINANCE (EXPENSE)/INCOME
                                                                      Year ended    Year ended       Year ended
                                                                     29 December   30 December      31 December
                                                                            2007          2006             2005
                                                                     GBP million   GBP million      GBP million
----------------------------------------------------------------------------------------------------------------
Hedging activities
Fair value gain on derivatives in designated hedging relationships           0.8           0.9                -
Fair value (loss)/gain on derivatives classed as held for trading           (1.9)         (0.9)             3.3
(Loss)/gain on other instruments not qualifying for hedge accounting        (1.5)         (0.7)             0.9
----------------------------------------------------------------------------------------------------------------
                                                                            (2.6)         (0.7)             4.2
Other items
Fair value loss on embedded derivatives                                     (0.2)            -                -
----------------------------------------------------------------------------------------------------------------
                                                                            (2.8)         (0.7)             4.2
================================================================================================================
Other finance (expense)/income principally represents fair value gains and losses arising on financial instruments held by the Group to hedge its translational exposures where either the economic hedging relationship does not qualify for hedge accounting or to the extent that there is deemed to be ineffectiveness in a designated hedging relationship.

Other finance (expense)/income is wholly attributable to continuing operations.


7. TAX
                                                                      Year ended    Year ended       Year ended
                                                                     29 December   30 December      31 December
                                                                            2007          2006             2005*
                                                                     GBP million   GBP million      GBP million
----------------------------------------------------------------------------------------------------------------
Current tax:
- UK                                                                         1.1         (20.0)            (5.0)
- Overseas                                                                  48.6          24.0             24.0
----------------------------------------------------------------------------------------------------------------
                                                                            49.7           4.0             19.0
Deferred tax                                                                25.5          14.2             40.9
----------------------------------------------------------------------------------------------------------------
Income tax expense                                                          75.2          18.2             59.9
================================================================================================================

Attributable to:
- Continuing operations                                                     69.9          35.8             60.0
- Discontinued operations                                                    5.3         (17.6)            (0.1)
----------------------------------------------------------------------------------------------------------------
                                                                            75.2          18.2             59.9
================================================================================================================



*Re-presented (see note 8)


8. DISCONTINUED OPERATIONS

A. Background
Discontinued operations represent Trico Products Corporation and its related businesses ("Trico"), which constituted the Group's former Wiper Systems business segment.

The sale of Trico was completed on 29 June 2007.

During 2007, the Group recognised a loss of GBP29.8 million before tax on the disposal of Trico (including an impairment loss of GBP17.2 million that was recognised in the first quarter of 2007). Also during the period, the Group recognised a gain of GBP1.2 million before tax on the receipt of contingent consideration in relation to the disposal of the Group's Valves, Taps and Mixers businesses in 2004. After the attributable tax expense of GBP4.0 million, a loss of GBP32.6 million was recognised in 2007 on the disposal of these businesses.

B. Re-presentation of prior year results Management intended that Tridon Electronics ("Tridon"), a manufacturer of automotive indicator lights, would be included within the Trico sale and it was therefore included within discontinued operations in 2006. However, Tridon has been retained by the Group and no longer meets the conditions to be classified as held for sale. Accordingly, the Group's income statements for 2006 and 2005 have been represented to reflect re-classification of Tridon to continuing operations in 2007. During 2006, Tridon's revenue was GBP9.2 million (2005: GBP14.9 million) and it incurred an operating loss of GBP0.1 million (2005: operating profit of GBP3.6 million).

The loss for the period from discontinued operations may be analysed as follows:




                                                                      Year ended    Year ended       Year ended
                                                                     29 December   30 December      31 December
                                                                            2007          2006*            2005*
                                                                     GBP million   GBP million      GBP million
----------------------------------------------------------------------------------------------------------------
Loss for the period of discontinued operations
Sales                                                                       79.9         187.5            219.1
Cost of sales                                                              (66.5)       (162.0)          (183.3)
----------------------------------------------------------------------------------------------------------------
Gross profit                                                                13.4          25.5             35.8
Distribution costs                                                          (6.5)        (13.4)           (15.6)
Administrative expenses                                                     (5.0)        (11.5)           (13.0)
Restructuring costs                                                         (0.8)         (6.5)           (16.1)
----------------------------------------------------------------------------------------------------------------
Operating profit/(loss)                                                      1.1          (5.9)            (8.9)
Interest payable                                                            (1.1)         (3.8)            (5.1)
Investment income                                                            0.6           3.0              5.1
----------------------------------------------------------------------------------------------------------------
Profit/(loss) before tax                                                     0.6          (6.7)            (8.9)
Income tax (expense)/benefit                                                (1.3)         (2.8)             1.0
----------------------------------------------------------------------------------------------------------------
Loss after tax                                                              (0.7)         (9.5)            (7.9)
----------------------------------------------------------------------------------------------------------------
(Loss)/profit on disposal of discontinued operations
(Loss)/profit before tax                                                   (28.6)        (22.5)             3.4
Income tax (expense)/benefit                                                (4.0)         20.4             (0.9)
----------------------------------------------------------------------------------------------------------------
(Loss)/profit after tax                                                    (32.6)         (2.1)             2.5
----------------------------------------------------------------------------------------------------------------
Loss for the period from discontinued operations                           (33.3)        (11.6)            (5.4)
================================================================================================================

*Re-presented


Restructuring costs in all three years relate to the transfer of manufacturing activities from the Wiper Systems facility at Pontypool, UK to more cost competitive locations.


The segment revenue and result of discontinued operations may be analysed as follows:






                                                        Segment revenue                              Segment result
                                 ----------------------------------------   -----------------------------------------
                                   Year ended   Year ended    Year ended     Year ended    Year ended     Year ended
                                  29 December  30 December   31 December    29 December   30 December    31 December
                                         2007         2006*         2005*          2007          2006*          2005*
                                  GBP million  GBP million   GBP million    GBP million   GBP million    GBP million
---------------------------------------------------------------------------------------------------------------------
By business segment
Industrial & Automotive:
- Wiper Systems                          79.9        187.5         219.1            1.1          (5.9)          (8.9)
=====================================================================================================================
By geographical origin
US                                       62.4        142.4         161.3            2.3           4.2           13.0
UK                                        6.9         22.8          32.3           (1.2)         (7.4)         (22.5)
Rest of Europe                              -          0.1             -              -             -              -
Rest of the World                        10.6         22.2          25.5              -          (2.7)           0.6
---------------------------------------------------------------------------------------------------------------------
                                         79.9        187.5         219.1            1.1          (5.9)          (8.9)
=====================================================================================================================




By geographical destination
US                                       57.6        127.0         137.5
UK                                        3.8          7.9           9.8
Rest of Europe                            4.7         15.8          22.1
Rest of the World                        13.8         36.8          49.7
-------------------------------------------------------------------------
                                         79.9        187.5         219.1
=========================================================================
*Re-presented

Reconciliation of the aggregate segment result of discontinued operations to the loss for the period from discontinued operations:




                                                                      Year ended    Year ended       Year ended
                                                                     29 December   30 December      31 December
                                                                            2007          2006*            2005*
                                                                     GBP million   GBP million      GBP million
----------------------------------------------------------------------------------------------------------------
Segment result                                                               1.1          (5.9)            (8.9)
Interest payable                                                            (1.1)         (3.8)            (5.1)
Investment income                                                            0.6           3.0              5.1
----------------------------------------------------------------------------------------------------------------
Profit/(loss) before tax                                                     0.6          (6.7)            (8.9)
Income tax (expense)/benefit                                                (1.3)         (2.8)             1.0
----------------------------------------------------------------------------------------------------------------
Loss for the period of discontinued operations                              (0.7)         (9.5)            (7.9)
(Loss)/profit on disposal of discontinued operations                       (32.6)         (2.1)             2.5
----------------------------------------------------------------------------------------------------------------
Loss for the period from discontinued operations                           (33.3)        (11.6)            (5.4)
================================================================================================================

* Re-presented



9. EARNINGS PER SHARE

Basic earnings per share is calculated by dividing the profit for the period attributable to equity shareholders by the weighted average number of the Company's ordinary shares in issue during the period. The weighted average number of the Company's ordinary shares in issue during the period excludes 4,331,018 shares (2006: 3,759,701 shares; 2005: 2,888,908 shares), being the weighted average number of own shares held during the period.

Diluted earnings per share takes into account the dilutive effect of options and awards outstanding under the Group's employee share schemes and the dilutive effect of the potential conversion of the Company's preference shares into the Company's ordinary shares. The weighted average number of the Company's ordinary shares used in the calculation of diluted earnings per share excludes the effect of options and awards over 9,318,429 shares (2006: 1,229,593 shares; 2005:
2,549,390 shares) that were anti-dilutive for the periods presented but could dilute earnings per share in the future.




                                                                      Year ended    Year ended       Year ended
                                                                     29 December   30 December      31 December
                                                                            2007          2006*            2005*
                                                                     GBP million   GBP million      GBP million
----------------------------------------------------------------------------------------------------------------
Continuing operations
Profit for the period from continuing operations                           192.7         208.9            206.6
Minority interests in continuing operations                                (12.5)        (11.2)            (9.0)
----------------------------------------------------------------------------------------------------------------
Earnings for calculating basic earnings per share                          180.2         197.7            197.6
Effect of dilutive potential ordinary shares:
- Dividends payable on preference shares                                     0.6           5.4             16.3
----------------------------------------------------------------------------------------------------------------
Earnings for calculating diluted earnings per share                        180.8         203.1            213.9
================================================================================================================

Discontinued operations
Loss for the period from discontinued operations, being earnings for
calculating basic and diluted earnings per share                           (33.3)        (11.6)            (5.4)
================================================================================================================

Continuing and discontinued operations
Profit for the period                                                      159.4         197.3            201.2
Minority interests                                                         (12.5)        (11.2)            (9.0)
----------------------------------------------------------------------------------------------------------------
Earnings for calculating basic earnings per share                          146.9         186.1            192.2
Effect of dilutive potential ordinary shares:
- Dividends payable on preference shares                                     0.6           5.4             16.3
----------------------------------------------------------------------------------------------------------------
Earnings for calculating diluted earnings per share                        147.5         191.5            208.5
================================================================================================================

                                                                      Year ended    Year ended       Year ended
                                                                     29 December   30 December      31 December
                                                                            2007          2006             2005
                                                                          Number        Number           Number
----------------------------------------------------------------------------------------------------------------
Weighted average number of ordinary shares
For calculating basic earnings per share                             870,297,953   838,893,502      771,416,964
Effect of dilutive potential ordinary shares:
- Share options and awards                                             4,018,619     5,173,658        2,593,300
- Preference shares                                                    9,714,541    39,759,222      102,375,159
----------------------------------------------------------------------------------------------------------------
For calculating diluted earnings per share                           884,031,113   883,826,382      876,385,423
================================================================================================================
*Re-presented (see note 8)




10. DIVIDENDS ON ORDINARY SHARES



                                                                      Year ended    Year ended       Year ended
                                                                     29 December   30 December      31 December
                                                                            2007          2006             2005
                                                                       per share     per share        per share
----------------------------------------------------------------------------------------------------------------
Paid or proposed in respect of the period
Interim dividend                                                            5.32p         5.32p            5.07p
Final dividend                                                              8.57p         8.57p            8.16p
----------------------------------------------------------------------------------------------------------------
                                                                           13.89p        13.89p           13.23p
================================================================================================================

                                                                      Year ended    Year ended       Year ended
                                                                     29 December   30 December      31 December
                                                                            2007          2006             2005
                                                                     GBP million   GBP million      GBP million
----------------------------------------------------------------------------------------------------------------
Recognised in the period
Interim dividend for the period of 5.32p (2006: 5.32p; 2005: 5.07p)
per share                                                                   46.8          45.5             39.4
Final dividend for the prior period of 8.57p (2006: 8.16p; 2005: 7.77p)
per share                                                                   75.2          69.8             60.0
----------------------------------------------------------------------------------------------------------------
                                                                           122.0         115.3             99.4
================================================================================================================


The Directors propose a final dividend for 2007 of 8.57p per share that, subject to approval by shareholders, will be paid on 15 May 2008 to shareholders on the register on 18 April 2008.

Based on the number of ordinary shares currently in issue, the final dividend for 2007 is expected to absorb GBP75.5 million.



11. CASH FLOW

A. Reconciliation of profit for the period to cash generated from operations




                                                                      Year ended    Year ended       Year ended
                                                                     29 December   30 December      31 December
                                                                            2007          2006             2005
                                                                     GBP million   GBP million      GBP million
----------------------------------------------------------------------------------------------------------------
Profit for the period                                                      159.4         197.3            201.2
Interest payable                                                            72.1          81.6             83.5
Investment income                                                          (44.0)        (43.0)           (40.3)
Other finance expense/(income)                                               2.8           0.7             (4.2)
Income tax expense                                                          75.2          18.2             59.9
----------------------------------------------------------------------------------------------------------------
Profit from continuing and discontinued operations                         265.5         254.8            300.1
Share of profit of associates                                               (0.4)         (1.5)            (0.6)
Amortisation of intangible assets                                           10.3          13.3              2.4
Depreciation of property, plant and equipment                              107.5         112.7            116.7
Impairment of property, plant and equipment                                  0.4           0.9              5.3
Impairment of goodwill                                                       0.4           1.6                -
Cost of share-based incentives                                               8.0           7.9              7.4
(Gain)/loss on sale of property, plant and equipment                        (5.6)          2.9             (0.1)
Gain on available for sale investment                                       (0.3)         (0.2)               -
(Gain)/loss on disposal of businesses:
- Continuing operations                                                    (38.0)         (3.1)            (8.5)
- Discontinued operations                                                   28.6          22.5             (3.4)
Decrease in post-employment benefit obligations                            (37.1)        (34.8)           (55.4)
Decrease in provisions                                                      (1.2)         (9.7)            (2.6)
----------------------------------------------------------------------------------------------------------------
Operating cash flows before movements in working capital                   338.1         367.3            361.3
Increase in inventories                                                    (10.0)        (20.4)           (22.3)
Increase in receivables                                                    (37.0)        (10.1)           (22.3)
Increase/(decrease) in payables                                             28.1          (5.3)            19.8
----------------------------------------------------------------------------------------------------------------
Cash generated from operations                                             319.2         331.5            336.5
================================================================================================================

B. Reconciliation of net (decrease)/increase in cash and cash equivalents to movement in net debt


                                                                      Year ended    Year ended       Year ended
                                                                     29 December   30 December      31 December
                                                                            2007          2006             2005
                                                                     GBP million   GBP million      GBP million
----------------------------------------------------------------------------------------------------------------
Net debt at the beginning of the period                                   (470.5)       (641.3)          (244.5)
Adoption of IAS 32 and IAS 39                                                  -             -           (271.7)
----------------------------------------------------------------------------------------------------------------
                                                                          (470.5)       (641.3)          (516.2)
----------------------------------------------------------------------------------------------------------------
Decrease/(increase) in net debt resulting from cash flows:
-(Decrease)/increase in cash and cash equivalents                          (23.5)        (82.2)            65.9
- Decrease/(increase) in debt and lease financing                          142.3         (25.9)          (133.5)
- Redemption of preference shares                                            0.6             -                -
-(Decrease)/increase in collateralised cash                                 (1.2)         (1.4)             0.5
----------------------------------------------------------------------------------------------------------------
                                                                           118.2        (109.5)           (67.1)
Conversion of preference shares                                             65.3         225.6                -
Leases disposed of on sale of businesses                                     3.1             -                -
Leases obtained on acquisition of businesses                                   -             -             (2.0)
Other non-cash movements                                                    (0.8)          1.1              4.6
Foreign currency translation                                               (12.1)         53.6            (60.6)
----------------------------------------------------------------------------------------------------------------
Decrease/(increase) in net debt during the period                          173.7         170.8           (125.1)
----------------------------------------------------------------------------------------------------------------
Net debt at the end of the period                                         (296.8)       (470.5)          (641.3)
================================================================================================================

C. Analysis of net debt
                                                                           As at         As at            As at
                                                                     29 December   30 December      31 December
                                                                            2007          2006             2005
                                                                     GBP million   GBP million      GBP million
----------------------------------------------------------------------------------------------------------------
Cash and cash equivalents                                                  148.5         172.5            230.9
Collateralised cash                                                          2.9           4.1              5.3
Bank overdrafts                                                             (7.9)         (5.7)           (10.4)
Bank and other loans                                                      (431.7)       (568.1)          (562.1)
Obligations under finance leases                                            (4.8)         (9.3)           (12.3)
Derivatives hedging translational exposures                                 (3.8)          3.5             14.1
----------------------------------------------------------------------------------------------------------------
Net debt excluding preference shares                                      (296.8)       (403.0)          (334.5)
Preference shares                                                              -         (67.5)          (306.8)
----------------------------------------------------------------------------------------------------------------
Net debt including preference shares                                      (296.8)       (470.5)          (641.3)
================================================================================================================


12. TRADE AND OTHER RECEIVABLES

                                                                                         As at            As at
                                                                                   29 December      30 December
                                                                                          2007             2006
                                                                                   GBP million      GBP million
----------------------------------------------------------------------------------------------------------------
Current assets
Financial assets:
- Trade receivables                                                                      430.8            417.4
- Derivative financial instruments                                                         2.8              2.8
- Other receivables                                                                       37.1             27.9
- Collateralised cash                                                                      2.9              4.1
----------------------------------------------------------------------------------------------------------------
                                                                                         473.6            452.2
----------------------------------------------------------------------------------------------------------------
Non-financial assets:
- Prepayments                                                                             22.7             23.0
----------------------------------------------------------------------------------------------------------------
                                                                                         496.3            475.2
================================================================================================================

Non-current assets
Financial assets:
- Derivative financial instruments                                                         3.1              2.5
- Other receivables                                                                        9.4                -
----------------------------------------------------------------------------------------------------------------
                                                                                          12.5              2.5
================================================================================================================





13. ASSETS HELD FOR SALE Management has an ongoing programme of identifying non-core businesses for disposal. During the fourth quarter of 2006, management approved the disposal of the following businesses whose assets and liabilities were classified as held for sale as at 30 December 2006:

* Trico Products Corporation and its related businesses ("Trico"), which constituted the Group's Wiper Systems business segment and are classed as discontinued operations;

* Lasco Fittings Inc., a manufacturer of injection moulded fittings that was included within the Other Building Products business segment; and

* Dearborn Mid-West Conveyor Company, a manufacturer of automotive assembly lines and materials handling equipment that was included within the Other Industrial & Automotive business segment.

All of these businesses were sold during 2007.

As at 29 December 2007, the assets and liabilities of the following businesses for which management began actively seeking prospective buyers during the second quarter of 2007 were classified as held for sale:

* Stant Manufacturing, Inc. ("Stant"), a manufacturer of automotive closure caps; and

* Standard-Thomson Corporation, a manufacturer of automotive thermostats.

Both Stant and Standard-Thomson Corporation are included within the Fluid Systems business segment.

Assets held for sale also include vacant properties no longer required by the Group for manufacturing operations.

Assets classified as held for sale and directly associated liabilities were as follows:




                                                                           As at          As at
                                                                     29 December    30 December
                                                                            2007           2006
                                                                     GBP million    GBP million
------------------------------------------------------------------------------------------------
Assets held for sale
Intangible assets                                                            0.3            0.1
Property, plant and equipment                                               17.9           34.7
Deferred tax assets                                                            -            1.5
Inventories                                                                  7.8           42.4
Trade and other receivables                                                 19.6           73.3
------------------------------------------------------------------------------------------------
                                                                            45.6          152.0
------------------------------------------------------------------------------------------------
Liabilities directly associated with assets held for sale
Trade and other payables                                                   (11.1)         (49.3)
Post employment benefit obligations                                         (1.2)         (11.4)
Deferred tax liabilities                                                    (1.1)             -
Provisions (note 15)                                                        (0.7)          (3.4)
------------------------------------------------------------------------------------------------
                                                                           (14.1)         (64.1)
------------------------------------------------------------------------------------------------
                                                                            31.5           87.9
================================================================================================
In 2006, the Group recognised an impairment loss of GBP26.6 million on assets classified as held for sale.

As at 29 December 2007, cumulative currency translation differences recognised directly in equity in relation to foreign operations classified as held for sale amounted to GBP2.8 million (30 December 2006: GBP9.1 million).


14. TRADE AND OTHER PAYABLES
                                                                           As at          As at
                                                                     29 December    30 December
                                                                            2007           2006
                                                                     GBP million    GBP million
------------------------------------------------------------------------------------------------
Current liabilities
Financial liabilities:
- Trade payables                                                           217.2          217.5
- Other taxes and social security                                           18.0           15.5
- Derivative financial instruments                                           1.7            0.1
- Other payables                                                            21.0           17.8
------------------------------------------------------------------------------------------------
                                                                           257.9          250.9
------------------------------------------------------------------------------------------------
Non-financial liabilities:
- Accruals and deferred income                                             112.7          102.4
------------------------------------------------------------------------------------------------
                                                                           370.6          353.3
================================================================================================

Non-current liabilities
Financial liabilities:
- Derivative financial instruments                                           6.6            0.5
- Other payables                                                             9.3            8.5
------------------------------------------------------------------------------------------------
                                                                            15.9            9.0
------------------------------------------------------------------------------------------------
Non-financial liabilities:
- Accruals and deferred income                                               5.8            2.7
------------------------------------------------------------------------------------------------
                                                                            21.7           11.7
================================================================================================









15. Provisions
                                Restructuring    Environmental        Workers
                                        costs      remediation   compensation        Other        Total
                                  GBP million      GBP million    GBP million  GBP million  GBP million
--------------------------------------------------------------------------------------------------------
As at 31 December 2005                   10.7              6.2           21.9         20.7         59.5
Charge for the period                     8.5              0.2           10.5          3.8         23.0
Acquisition of subsidiaries                 -                -              -          0.1          0.1
Utilised during the period              (14.2)            (2.0)         (10.8)        (7.2)       (34.2)
Foreign currency translation             (0.4)            (0.5)          (2.6)        (1.3)        (4.8)
--------------------------------------------------------------------------------------------------------
As at 30 December 2006                    4.6              3.9           19.0         16.1         43.6
Charge for the period                     7.7              2.0            6.3          6.3         22.3
Utilised during the period               (7.4)            (1.4)          (8.8)        (6.3)       (23.9)
Disposal of subsidiaries                 (0.1)               -           (1.7)        (0.5)        (2.3)
Foreign currency translation              0.2              0.1           (0.3)        (0.1)        (0.1)
--------------------------------------------------------------------------------------------------------
As at 29 December 2007                    5.0              4.6           14.5         15.5         39.6
========================================================================================================
Provisions are presented in the Group's balance sheet as follows:







                                                                           As at          As at
                                                                     29 December    30 December
                                                                            2007           2006
                                                                     GBP million    GBP million
------------------------------------------------------------------------------------------------
Ongoing businesses:
- Current liabilities                                                       25.2           26.3
- Non-current liabilities                                                   13.7           13.9
------------------------------------------------------------------------------------------------
                                                                            38.9           40.2
Businesses to be sold (note 13)                                              0.7            3.4
------------------------------------------------------------------------------------------------
                                                                            39.6           43.6
================================================================================================


Other provisions comprise warranty provisions of GBP7.6 million (30 December 2006: GBP5.7 million), product liability provisions of GBP3.8 million
(30 December 2006: GBP4.4 million) and insurance provisions of GBP4.1 million (30 December 2006: GBP6.0 million).



16. CONVERTIBLE CUMULATIVE PREFERENCE SHARES




                                                         Year ended 29 December 2007     Year ended 30 December 2006
                                                        -----------------------------   -----------------------------
                                                            Number     Nominal value         Number    Nominal value
                                                         of shares       US$ million      of shares      US$ million
---------------------------------------------------------------------------------------------------------------------
Convertible cumulative preference shares of US$50each
Authorised
At the beginning and end of the period                  13,920,000             696.0     13,920,000            696.0
---------------------------------------------------------------------------------------------------------------------

                                                                                                     Carrying amount
                                                                    -------------------------------------------------
                                                                                            Accrued
                                                                             Nominal       dividend
                                                            Number             Value        payable            Total
                                                         of shares       GBP million    GBP million      GBP million
---------------------------------------------------------------------------------------------------------------------
Allotted and fully paid
As at 1 January 2005                                    10,506,721             337.2              -            337.2
Adoption of IAS 32 and IAS 39                                    -             (63.6)           1.9            (61.7)
---------------------------------------------------------------------------------------------------------------------
                                                        10,506,721             273.6            1.9            275.5
Shares converted                                           (43,947)             (1.4)             -             (1.4)
Foreign currency translation                                     -              32.5            0.2             32.7
---------------------------------------------------------------------------------------------------------------------
As at 31 December 2005                                  10,462,774             304.7            2.1            306.8
Shares converted                                        (7,837,636)           (225.6)             -           (225.6)
Charge for the period                                            -                 -            5.4              5.4
Dividend paid                                                    -                 -           (7.1)            (7.1)
Foreign currency translation                                     -             (12.0)             -            (12.0)
---------------------------------------------------------------------------------------------------------------------
As at 30 December 2006                                   2,625,138              67.1            0.4             67.5
Shares converted                                        (2,600,973)            (65.3)             -            (65.3)
Shares redeemed                                            (24,165)             (0.6)             -             (0.6)
Dividend accrued for the period                                  -                 -            0.6              0.6
Dividend paid                                                    -                 -           (1.0)            (1.0)
Foreign currency translation                                     -              (1.2)             -             (1.2)
---------------------------------------------------------------------------------------------------------------------
As at 29 December 2007                                           -                 -              -                -
=====================================================================================================================



On 29 July 1996, Tomkins plc ("the Company") issued 10,532,732 convertible cumulative preference shares of US$50 each ("the preference shares") in connection with the acquisition of The Gates Corporation. The preference shares were issued on terms that they could be converted at any time, at the shareholder's option, into fully paid ordinary shares of 5p each in the Company on the basis of 9.77 ordinary shares for every one preference share so converted. With effect from 26 July 2006, the Company had the option to redeem at par at any time all or any of the issued and outstanding preference shares.

On 21 May 2007, the Company gave notice that it would exercise its right to redeem all of the preference shares that remained in issue and outstanding as at 24 July 2007.

During the period from 30 December 2006 to the redemption date, 2,600,973 preference shares were converted into 25,411,499 ordinary shares in the Company. On the redemption date, there remained 24,165 preference shares in issue and outstanding that were redeemed for GBP0.6 million in cash.

Holders of the preference shares had a right to receive dividends at an annual rate of 5.560% in preference to the holders of the Company's ordinary shares.



17. ORDINARY SHARES



                                                         Year ended 29 December 2007     Year ended 30 December 2006
                                                        -----------------------------   -----------------------------
                                                            Number                           Number
                                                         of shares       GBP million      of shares      GBP million
---------------------------------------------------------------------------------------------------------------------
Ordinary shares of 5p each
Authorised
At the beginning and end of the period               1,585,164,220              79.2  1,585,164,220             79.2
---------------------------------------------------------------------------------------------------------------------
                                                                                              Share
                                                                               Share        Premium
                                                            Number           Capital        account            Total
                                                         of shares       GBP million    GBP million      GBP million
---------------------------------------------------------------------------------------------------------------------
Allotted and fully paid
As at 1 January 2005                                   773,889,884              38.7           94.0            132.7
Shares issued during the period:
                                                      ---------------------------------------------------------------
- Conversion of preference shares                          429,356                 -            1.4              1.4
- Exercise of employee share options                       175,884                 -            0.4              0.4
                                                      ---------------------------------------------------------------
                                                           605,240                 -            1.8              1.8
---------------------------------------------------------------------------------------------------------------------
As at 31 December 2005                                 774,495,124              38.7           95.8            134.5
Shares issued during the period:
                                                      ---------------------------------------------------------------
- Conversion of preference shares                       76,573,697               3.8          221.8            225.6
- Exercise of employee share options                     7,140,701               0.4           14.5             14.9
                                                      ---------------------------------------------------------------
                                                        83,714,398               4.2          236.3            240.5
---------------------------------------------------------------------------------------------------------------------
As at 30 December 2006                                 858,209,522              42.9          332.1            375.0
Shares issued during the period
                                                      ---------------------------------------------------------------
- Conversion of preference shares                       25,411,499               1.3           64.0             65.3
- Exercise of employee share options                       485,751                 -            1.2              1.2
                                                      ---------------------------------------------------------------
                                                        25,897,250               1.3           65.2             66.5
---------------------------------------------------------------------------------------------------------------------
As at 29 December 2007                                 884,106,772              44.2          397.3            441.5
=====================================================================================================================


Ordinary shareholders have no entitlement to share in the profits of the Company, except for dividends that have been declared and in the event of the liquidation of the Company.

Ordinary shareholders have the right to attend, and vote at, general meetings of the Company or to appoint a proxy to attend and vote at such meetings on their behalf. Ordinary shareholders have one vote for every share held.

Share capital represents the nominal value of ordinary shares issued.

The share premium account records the difference between the nominal value of ordinary shares issued and the fair value of the consideration received. The share premium account is not distributable but may be used for certain purposes specified by UK law, including to write off expenses on any issue of shares or debentures and to pay up fully paid bonus shares. The share premium account may be reduced by special resolution of the Company's shareholders and with the approval of the court.



18. ACQUISITIONS

A. Current year acquisitions

Industrial & Automotive
Fluid Systems

On 8 March 2007, the Group acquired the 40% minority interest in Schrader Engineered Products (Kunshan) Co Ltd. Goodwill of GBP0.4 million was recognised on the acquisition.

On 26 September 2007, the Group acquired 100% of Swindon Silicon Systems Ltd ("SSSL"). SSSL is located in the UK and designs, develops and supplies integrated circuits. Provisional goodwill of GBP2.7 million has been recognised, which represents benefits from the further development of Schrader Electronics' RTPMS made possible by the acquisition.


B. Adjustments in respect of prior year acquisitions

On the completion of initial accounting for acquisitions completed in 2006, attributable goodwill was reduced by GBP7.1 million as follows:



                                                                     Provisional                          Final
                                                                        goodwill    Adjustment         goodwill
                                                                     GBP million   GBP million      GBP million
----------------------------------------------------------------------------------------------------------------
Heat-Fab Inc                                                                 6.2          (4.0)             2.2
Eastern Sheet Metal                                                          4.4          (3.2)             1.2
ENZED Fleximak Ltd                                                           8.8           0.1              8.9
---------------------------------------------------------------------           ----------------
                                                                                          (7.1)
=====================================================================           ================

Adjustments to goodwill principally reflect the allocation of additional amounts to identifiable intangible assets.

Comparative information has not been restated to reflect these adjustments because they are not material to the Group's results or financial position.


C. Financial effect of acquisitions

                                                                                  As at the date of acquisition
                                                                 -----------------------------------------------
                                                                      Acquiree's
                                                                 carrying amount
                                                                   in accordance    Fair value             Fair
                                                                       with IFRS   adjustments            value
                                                                     GBP million   GBP million      GBP million
----------------------------------------------------------------------------------------------------------------
Net assets acquired
Intangible assets                                                            0.1           5.4              5.5
Property, plant and equipment                                                0.7           2.8              3.5
Investment in associates                                                     1.9             -              1.9
Deferred tax assets                                                            -           0.1              0.1
Inventories                                                                  1.2           0.1              1.3
Trade and other receivables                                                  3.8             -              3.8
Cash and cash equivalents                                                      -             -                -
Trade and other payables                                                    (2.0)         (0.2)            (2.2)
Income tax liabilities                                                      (0.4)            -             (0.4)
Minority interest                                                            0.5             -              0.5
----------------------------------------------------------------------------------------------------------------
                                                                             3.9           8.2             12.1
Goodwill on current year acquisitions                                                                       3.1
Adjustments to goodwill on prior year acquisitions                                                         (7.1)
----------------------------------------------------------------------------------------------------------------
Consideration (including transaction costs)                                                                 8.1
================================================================================================================
The net cash outflow on acquisitions during the period was as follows:

                                                                      Year ended    Year ended       Year ended
                                                                     29 December   30 December      31 December
                                                                            2007          2006             2005
                                                                     GBP million   GBP million      GBP million
----------------------------------------------------------------------------------------------------------------
Consideration paid on current period acquisitions                            7.6         112.2            103.3
Cash and cash equivalents acquired                                             -          (2.8)            (1.7)
Adjustment to consideration on prior period acquisitions                     0.9           0.2             (0.3)
----------------------------------------------------------------------------------------------------------------
                                                                             8.5         109.6            101.3
================================================================================================================



Businesses acquired during the year contributed GBP0.7 million to the Group's sales and GBP0.3 million to the Group's profit for the year ended 29 December 2007. If the businesses had been acquired on 31 December 2006, it is estimated that they would have contributed GBP8.7 million to the Group's sales and GBP0.8 million to the Group's profit for the year ended 29 December 2007.



19. DISPOSALS

A. Continuing operations

Industrial & Automotive
Other Industrial & Automotive
On 23 November 2007, the Group sold Dearborn Mid-West Conveyor Company ("Dearborn"), a manufacturer of automotive assembly lines and materials handling equipment. A gain of GBP6.7 million was recognised on the disposal.

On 19 November 2007, the Group sold Tridon Electronics' indicator and side object detection businesses. A loss of GBP1.3 million was recognised on the disposal.


Building Products
Other Building Products

On 23 February 2007, the Group sold the business and assets of Lasco Fittings Inc., a manufacturer of injection moulded fittings. A gain of GBP32.6 million was recognised on the disposal.


B. Discontinued operations
Wiper Systems

On 29 June 2007, the Group completed the sale of Trico Products Corporation and its related businesses ("Trico"), which constituted the Group's former Wiper Systems business segment. The Group recognised a loss of GBP29.8 million on the disposal (including an impairment loss of GBP17.2 million that was recognised in the first quarter of 2007).


Valves, Taps and Mixers

During 2007, the Group recognised a gain of GBP1.2 million on the receipt of contingent consideration in relation to the disposal of the Group's Valves, Taps and Mixers businesses in 2004.



C. Financial effect of disposals




                                                                      Continuing    Discontinued
                                                                      operations      operations         Total
                                                                     GBP million     GBP million   GBP million
----------------------------------------------------------------------------------------------------------------
Proceeds
Cash                                                                        73.1            43.8         116.9
Deferred                                                                     6.6             2.2           8.8
Loan notes                                                                   1.3             7.1           8.4
----------------------------------------------------------------------------------------------------------------
                                                                            81.0            53.1         134.1
----------------------------------------------------------------------------------------------------------------
Net assets disposed of
Intangible assets                                                           (0.1)           (0.2)         (0.3)
Property, plant and equipment                                              (14.7)          (17.1)        (31.8)
Inventories                                                                 (7.5)          (39.6)        (47.1)
Trade and other receivables                                                (45.2)          (45.3)        (90.5)
Income tax recoverable                                                         -            (0.5)         (0.5)
Cash and cash equivalents                                                   (2.0)           (2.6)         (4.6)
Trade and other payables                                                    31.4            28.8          60.2
Finance lease obligations                                                      -             3.1           3.1
Deferred tax liabilities                                                     0.2             0.4           0.6
Post-employment benefit obligations                                          0.2             1.7           1.9
Provisions                                                                   1.2             1.1           2.3
----------------------------------------------------------------------------------------------------------------
                                                                           (36.5)          (70.2)       (106.7)
----------------------------------------------------------------------------------------------------------------
Disposal costs                                                              (1.7)           (1.9)         (3.6)
Utilisation of provision                                                       -            20.4          20.4
Currency translation differences transferred from equity                    (4.8)           (9.6)        (14.4)
----------------------------------------------------------------------------------------------------------------
Gain/(loss) on disposal                                                     38.0           (28.6)          9.4
================================================================================================================
The net cash inflow on disposals during the period was as follows:

                                                                      Year ended    Year ended       Year ended
                                                                     29 December   30 December      31 December
                                                                            2007          2006             2005
                                                                     GBP million   GBP million      GBP million
----------------------------------------------------------------------------------------------------------------
Proceeds received on current period disposals                              116.9             -             18.9
Disposal costs paid                                                         (4.5)            -                -
Cash and cash equivalents disposed of                                       (4.6)            -                -
Proceeds received on prior period disposals                                  0.3           6.8             10.4
----------------------------------------------------------------------------------------------------------------
                                                                           108.1           6.8             29.3
================================================================================================================




20. CONTINGENCIES

The Group is, from time to time, party to legal proceedings and claims, which arise in the ordinary course of business. The Directors do not anticipate that the outcome of any current proceedings or known claims, either individually or in aggregate, will have a material adverse effect upon the Group's financial position.


21. SUBSEQUENT EVENT

Subsequent to the year end, the Group acquired a 60% interest in Rolastar Pvt Ltd ("Rolastar"), a duct manufacturer based in India that will be included within the Air Systems Components business segment.

Rolastar's annual sales are approximately GBP9.0 million. At this early stage, it is not possible to reliably estimate the amount of goodwill that will be recognised on the acquisition.



5. SUPPLEMENTARY FINANCIAL INFORMATION


------------------------------------------------------------------------------------------------------------------------
5.1 SEGMENTAL INFORMATION (UNAUDITED)

THREE MONTHS ENDED 29 DECEMBER 2007


                                                                Unallocated
                                 Industrial &       Building      corporate   Continuing   Discontinued
                                   Automative       Products     activities   operations     operations        Total
                                  GBP million    GBP million    GBP million  GBP million    GBP million  GBP million
----------------------------------------------------------------------------------------------------------------------
Revenue                                 512.0          175.5              -        687.5              -        687.5
======================================================================================================================
Segment result (see notes 2 & 8)         51.2            6.8              -         58.0              -         58.0
Adjust for:
- Restructuring costs                     4.8            2.9            0.5          8.2              -          8.2
- Disposals and exit of businesses       (5.4)          (0.1)          (7.7)       (13.2)             -        (13.2)
- Amortisation of intangible assets
  arising on acquisition                  0.5            0.4              -          0.9              -          0.9
- Gain on sale of available-for-sale
  investments                             0.3              -              -          0.3              -          0.3
- Share of results of associates         (0.1)             -              -         (0.1)             -         (0.1)
- Unallocated corporate activities          -              -            2.5          2.5              -          2.5
----------------------------------------------------------------------------------------------------------------------
Adjusted operating profit                51.3           10.0           (4.7)        56.6              -         56.6
======================================================================================================================
Operating margin*                        10.0%           5.7%             -          8.2%             -          8.2%
----------------------------------------------------------------------------------------------------------------------

                                                                                                   Other        Total
                                                        Power          Fluid        Fluid   Industrial & Industrial &
                                                 Transmission          Power      Systems     Automative   Automative
                                                  GBP million    GBP million  GBP million    GBP million  GBP million
----------------------------------------------------------------------------------------------------------------------
Revenue                                                 250.4           90.1         76.6           94.9        512.0
======================================================================================================================
Segment result (see note 2)                              25.3            5.5          6.3           14.1         51.2
Adjust for:
- Restructuring costs                                     3.0            1.9         (0.1)             -          4.8
- Disposals and exit of businesses                       (0.1)             -          1.4           (6.7)        (5.4)
- Amortisation of intangible assets arising
on acquisition                                              -            0.2            -            0.3          0.5
- Gain on sale of available-for-sale investments          0.3              -            -              -          0.3
- Share of results of associates                         (0.1)             -            -              -         (0.1)
----------------------------------------------------------------------------------------------------------------------
Adjusted operating profit                                28.4            7.6          7.6            7.7         51.3
======================================================================================================================

Operating margin*                                        11.3%           8.4%         9.9%           8.1%        10.0%
----------------------------------------------------------------------------------------------------------------------

                                                                                                   Other        Total
                                                                              Air Systems       Building     Building
                                                                               Components       Products     Products
                                                                              GBP million    GBP million  GBP million
----------------------------------------------------------------------------------------------------------------------
Revenue                                                                             127.1           48.4        175.5
======================================================================================================================

Segment result (see note 2)                                                          10.3           (3.5)         6.8
Adjust for:
- Restructuring costs                                                                 1.3            1.6          2.9
- Disposals and exit of businesses                                                      -           (0.1)        (0.1)
- Amortisation of intangible assets arising on acquisition                            0.4              -          0.4
----------------------------------------------------------------------------------------------------------------------
Adjusted operating profit                                                            12.0           (2.0)        10.0
======================================================================================================================

Operating margin*                                                                     9.4%          (4.1)%        5.7%
======================================================================================================================

*Based on adjusted operating profit

THREE MONTHS ENDED 30 DECEMBER 2006 (1)(UNAUDITED)

                                                                Unallocated
                                 Industrial &       Building      corporate   Continuing   Discontinued
                                   Automative       Products     activities   operations     operations        Total
                                  GBP million    GBP million    GBP million  GBP million    GBP million  GBP million
---------------------------------------------------------------------------------------------------------------------
Revenue                                 501.8          211.5              -        713.3           45.7        759.0
=====================================================================================================================

Segment result (see notes 2 & 8)         46.7           16.7              -         63.4            2.5         65.9
Adjust for:
- Restructuring costs                     0.1            0.4              -          0.5            1.9          2.4
- Disposals and exit of businesses       (0.1)             -              -         (0.1)             -         (0.1)
- Amortisation of intangible assets
  arising on acquisition                  0.6            0.2              -          0.8              -          0.8
- Gain on sale of available-for-sale
  investments                             0.2              -              -          0.2              -          0.2
- Share of results of associates and
  joint ventures                          1.0              -              -          1.0              -          1.0
- Unallocated corporate activities          -              -           (5.6)        (5.6)             -         (5.6)
---------------------------------------------------------------------------------------------------------------------
Adjusted operating profit                48.5           17.3           (5.6)        60.2            4.4         64.6
=====================================================================================================================

Operating margin*                         9.7%           8.2%             -          8.4%           9.6%         8.5%
---------------------------------------------------------------------------------------------------------------------

                                                                                                   Other        Total
                                                        Power          Fluid        Fluid   Industrial & Industrial &
                                                 Transmission          Power      Systems     Automative   Automative
                                                  GBP million    GBP million  GBP million    GBP million  GBP million
----------------------------------------------------------------------------------------------------------------------
Revenue                                                 240.7           86.4         64.3          110.4        501.8
======================================================================================================================

Segment result(see note 2)                               29.2            7.8          2.7            7.0         46.7
Adjust for:
- Restructuring costs                                     0.2           (0.6)           -            0.5          0.1
- Disposals and exit of businesses                          -              -            -           (0.1)        (0.1)
- Amortisation of intangible assets arising on acquisition  -            0.3            -            0.3          0.6
- Gain on sale of available-for-sale investments          0.2              -            -              -          0.2
- Share of results of associates and joint ventures      (0.3)             -          1.3              -          1.0
----------------------------------------------------------------------------------------------------------------------
Adjusted operating profit                                29.3            7.5          4.0            7.7         48.5
======================================================================================================================

Operating margin*                                        12.2%           8.7%         6.2%           7.0%         9.7%
----------------------------------------------------------------------------------------------------------------------

                                                                                                   Other        Total
                                                                              Air Systems       Building     Building
                                                                               Components       Products     Products
                                                                              GBP million    GBP million  GBP million
----------------------------------------------------------------------------------------------------------------------
Revenue                                                                             138.7           72.8        211.5
======================================================================================================================

Segment result (see note 2)                                                          13.9            2.8         16.7
Adjust for:
- Restructuring costs                                                                 0.4              -          0.4
- Disposals and exit of businesses                                                      -              -            -
- Amortisation of intangible assets arising on acquisition                            0.2              -          0.2
----------------------------------------------------------------------------------------------------------------------
Adjusted operating profit                                                            14.5            2.8         17.3
======================================================================================================================

Operating margin*                                                                    10.5%           3.8%         8.2%
=====================================================================================================================



(1) Re-presented (see note 8)
(2) Based on adjusted operating profit


YEAR ENDED 29 DECEMBER 2007 (UNAUDITED)



                                                                Unallocated
                                 Industrial &       Building      corporate   Continuing   Discontinued
                                   Automative       Products     activities   operations     operations        Total
                                  GBP million    GBP million    GBP million  GBP million    GBP million  GBP million
----------------------------------------------------------------------------------------------------------------------
Revenue                               2,155.5          786.4              -      2,941.9           79.9      3,021.8
======================================================================================================================
Segment result (see notes 2 & 8)        234.0           77.8              -        311.8            1.1        312.9
Adjust for:
- Restructuring costs                     7.2            6.1            0.5         13.8            0.8         14.6
- Disposals and exit of businesses       (5.4)         (32.6)          (7.7)       (45.7)             -        (45.7)
- Amortisation of intangible assets
  arising on acquisition                  1.7            1.9              -          3.6              -          3.6
- Gain on sale of available-for-sale
  investments                             0.3              -              -          0.3              -          0.3
- Share of results of associates          0.4              -              -          0.4              -          0.4
- Unallocated corporate activities          -              -          (19.5)       (19.5)             -        (19.5)
----------------------------------------------------------------------------------------------------------------------
Adjusted operating profit               238.2           53.2          (26.7)       264.7            1.9        266.6
======================================================================================================================

Operating margin*                        11.1%           6.8%             -          9.0%           2.4%         8.8%
----------------------------------------------------------------------------------------------------------------------

                                                                                                   Other        Total
                                                        Power          Fluid        Fluid   Industrial & Industrial &
                                                 Transmission          Power      Systems     Automative   Automative
                                                  GBP million    GBP million  GBP million    GBP million  GBP million
----------------------------------------------------------------------------------------------------------------------
Revenue                                               1,031.2          374.0        291.8          458.5      2,155.5
======================================================================================================================
Segment result (see note 2)                             130.1           28.7         25.5           49.7        234.0
Adjust for:
- Restructuring costs                                     3.0            4.3         (0.1)             -          7.2
- Disposals and exit of businesses                       (0.1)             -          1.4           (6.7)        (5.4)
- Amortisation of intangible assets arising
  on acquisition                                            -            0.8            -            0.9          1.7
- Gain on sale of available-for-sale investments          0.3              -            -              -          0.3
- Share of results of associates                            -              -          0.3            0.1          0.4
----------------------------------------------------------------------------------------------------------------------
Adjusted operating profit                               133.3           33.8         27.1           44.0        238.2
======================================================================================================================

Operating margin*                                        12.9%           9.0%         9.3%           9.6%        11.1%
----------------------------------------------------------------------------------------------------------------------

                                                                                                  Other         Total
                                                                              Air Systems       Building     Building
                                                                               Components       Products     Products
                                                                              GBP million    GBP million  GBP million
----------------------------------------------------------------------------------------------------------------------
Revenue                                                                             541.6          244.8        786.4
======================================================================================================================

Segment result (see note 2)                                                          45.6           32.2         77.8
Adjust for:
- Restructuring costs                                                                 3.7            2.4          6.1
- Disposals and exit of businesses                                                      -          (32.6)       (32.6)
- Amortisation of intangible assets arising on acquisition                            1.9              -          1.9
----------------------------------------------------------------------------------------------------------------------
Adjusted operating profit                                                            51.2            2.0         53.2
======================================================================================================================

Operating margin*                                                                     9.5%           0.8%         6.8%
======================================================================================================================

*Based on adjusted operating profit



YEAR ENDED 30 DECEMBER 2006 (1)(UNAUDITED)



                                                                Unallocated
                                 Industrial &       Building      corporate   Continuing   Discontinued
                                   Automative       Products     activities   operations     operations        Total
                                  GBP million    GBP million    GBP million  GBP million    GBP million  GBP million
----------------------------------------------------------------------------------------------------------------------
Revenue                               2,172.8          961.0              -      3,133.8          187.5      3,321.3
======================================================================================================================
Segment result (see notes 2 & 8)        230.5           79.7              -        310.2           (5.9)       304.3
Adjust for:
- Restructuring costs                     9.8            3.2              -         13.0            6.5         19.5
- Disposals and exit of businesses       (3.1)             -              -         (3.1)             -         (3.1)
- Amortisation of intangible assets
  arising on acquisition                  1.8            0.9              -          2.7              -          2.7
- Gain on sale of available-for-sale
  investments                             0.2              -              -          0.2              -          0.2
- Share of results of associates          1.5              -              -          1.5              -          1.5
- Unallocated corporate activities          -              -          (28.7)       (28.7)             -        (28.7)
----------------------------------------------------------------------------------------------------------------------
Adjusted operating profit               240.7           83.8          (28.7)       295.8            0.6        296.4
======================================================================================================================

Operating margin (2)                     11.1%           8.7%             -          9.4%           0.3%         8.9%
----------------------------------------------------------------------------------------------------------------------

                                                                                                   Other        Total
                                                        Power          Fluid        Fluid   Industrial & Industrial &
                                                 Transmission          Power      Systems     Automative   Automative
                                                  GBP million    GBP million  GBP million    GBP million  GBP million
----------------------------------------------------------------------------------------------------------------------
Revenue                                               1,009.6          383.8        244.0          535.4      2,172.8
======================================================================================================================
Segment result (see note 2)                             137.5           30.0          9.5           53.5        230.5
Adjust for:
- Restructuring costs                                     6.4            3.1            -            0.3          9.8
- Disposals and exit of businesses                       (3.2)             -            -            0.1         (3.1)
- Amortisation of intangible assets
  arising on acquisition                                    -            1.3            -            0.5          1.8
- Gain on sale of available-for-sale investments          0.2              -            -              -          0.2
- Share of results of associates                         (0.1)             -          1.4            0.2          1.5
----------------------------------------------------------------------------------------------------------------------
Adjusted operating profit                               140.8           34.4         10.9           54.6        240.7
======================================================================================================================
Operating margin (2)                                     13.9%           9.0%         4.5%          10.2%        11.1%
----------------------------------------------------------------------------------------------------------------------

                                                                                                  Other         Total
                                                                              Air Systems       Building     Building
                                                                               Components       Products     Products
                                                                              GBP million    GBP million  GBP million
----------------------------------------------------------------------------------------------------------------------
Revenue                                                                             583.9          377.1        961.0
======================================================================================================================
Segment result (see note 2)                                                          53.8           25.9         79.7
Adjust for:
- Restructuring costs                                                                 3.2              -          3.2
- Disposals and exit of businesses                                                    0.1           (0.1)           -
- Amortisation of intangible assets arising on acquisition                            0.9              -          0.9
----------------------------------------------------------------------------------------------------------------------
Adjusted operating profit                                                            58.0           25.8         83.8
======================================================================================================================

Operating margin (2)                                                                  9.9%           6.8%         8.7%
----------------------------------------------------------------------------------------------------------------------

(1) Re-presented (see note 8)
(2) Based on adjusted operating profit




5.2 SUPPLEMENTAL CASH FLOW ANALYSIS (UNAUDITED)




                                                       Year ended 29 December 2007      Year ended 30 December 2006
                                                     -----------------------------     -----------------------------
                                                       GBP million     GBP million        GBP million   GBP million
--------------------------------------------------------------------------------------------------------------------
Cash generated from operations                                               319.2                            331.5
Purchase of property, plant & equipment                     (115.6)                            (105.7)
Purchase of intangible assets                                 (2.6)                             (20.9)
                                                            --------                          --------
Capital expenditure (gross)                                                 (118.2)                          (126.6)
Disposal of property, plant & equipment                                       19.8                             14.1
--------------------------------------------------------------------------------------------------------------------
Operating cash flow                                                          220.8                            219.0
Income taxes paid                                            (55.2)                             (82.8)
Income taxes received                                         12.1                                5.1
                                                           --------                           --------
Tax                                                                          (43.1)                           (77.7)
Interest element of finance lease rental payments             (0.7)                              (0.6)
Interest received                                              6.1                               10.2
Interest paid                                                (32.4)                             (38.8)
Preference dividend paid                                      (1.0)                              (7.1)
                                                           --------                           --------
Interest and preference dividends                                            (28.0)                           (36.3)
Capitalisation of development costs                           (0.2)                              (0.3)
Dividends received from associates                             0.7                                0.3
Investment by a minority shareholder in a subsidiary           1.9                                3.2
Dividend paid to a minority shareholder in a subsidiary       (7.2)                              (8.0)
                                                           --------                           --------
Other movements                                                               (4.8)                            (4.8)
--------------------------------------------------------------------------------------------------------------------
Free cash flow to equity shareholders                                        144.9                            100.2
Ordinary dividends                                                          (122.0)                          (115.3)
--------------------------------------------------------------------------------------------------------------------
Cash flow after interest, tax and dividends                                   22.9                            (15.1)
Purchase of subsidiaries, net of cash acquired                (8.5)                            (109.6)
Sales of businesses and subsidiaries, net of cash disposed   108.1                                6.8
Purchase of available for sale investment                     (0.1)                              (0.1)
Sale of available for sale investment                          0.3                                0.3
Lease disposed of on sale of businesses                        3.1                                  -
Purchase of interests in associates                           (1.9)                              (1.9)
                                                           --------                           --------
Acquisitions and disposals                                                   101.0                           (104.5)
Issue of ordinary shares                                       1.2                               14.9
Purchase of own shares                                        (3.8)                              (4.8)
                                                           --------                           --------
Ordinary share movements                                                      (2.6)                            10.1
Redemption of convertible cumulative preference shares                        (0.6)                               -
Cash and cash equivalents                                     (2.7)                              28.5
Other debt                                                   (10.6)                              13.1
                                                           --------                           --------
Foreign currency translation                                                 (13.3)                            41.6
--------------------------------------------------------------------------------------------------------------------
Net funds movement                                                           107.4                            (67.9)
====================================================================================================================







                                 SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                              By:   Tomkins plc
                                                    (Registrant)
Date: 19 March 2008

                                              By: /s/ Denise Patricia Burton
                                                  ----------------------------
                                              Name:  Denise Patricia Burton
                                              Title: Company Secretary